Exhibit 99.1

MANAGEMENT REPORT – June 30, 2017

To our stockholders:

We present the Management Report of ITAÚ UNIBANCO HOLDING S.A. and its subsidiaries (ITAÚ UNIBANCO HOLDING PRUDENTIAL) for the periods from January 1 to June 30, 2017 and 2016, which were prepared in accordance with BACEN Resolution No. 4,280 of October 31, 2013 and Circular Letter No. 3,701 of March 13, 2014, and fit for the specific purposes of this resolution.

Net income and stockholder’ equity

ITAÚ UNIBANCO HOLDING PRUDENTIAL net income totaled R$ 11,085 million for the year and net earnings per share were R$ 1.70. Consolidated stockholders' equity totaled R$ 120,530 million and the book value per share reached R$ 18.55.

Assets and funds raised

Assets totaled R$ 1,286,367 million and were substantially composed of R$ 501,820 million of Interbank Investments, Securities and Derivative Financial Instruments, and R$ 541,359 million of Loan, Lease and Other Credit Operations and the Foreign Exchange Portfolio. The raised and Managed Funds totaled R$ 2,076,918 million.

Circular letter No. 3,068/01 of BACEN

ITAÚ UNIBANCO HOLDING PRUDENTIAL hereby represents that it has the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, amounting to R$ 34.5 billion, corresponding to only 15.8% of the total securities and derivative financial instruments held.

Acknowledgements

We thank our stockholders and clients for their support and trust, and our employees for their determination and commitment, which have been essential to reaching these positive results.

São Paulo, August 24, 2017.

Executive Board

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	1.1

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	BOARD OF EXECUTIVE OFFICERS
Co-Chairmen	Chief Executive Officer
Pedro Moreira Salles	Candido Botelho Bracher
Roberto Egydio Setubal

Members	Director-Generals
Alfredo Egydio Setubal	Eduardo Mazzilli de Vassimon
Amos Genish	Márcio de Andrade Schettini
Fábio Colletti Barbosa
Geraldo José Carbone
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló	Executive Vice-Presidents
Marco Ambrogio Crespi Bonomi	André Sapoznik
Pedro Luiz Bodin de Moraes	Caio Ibrahim David
Ricardo Villela Marino	Claudia Politanski

AUDIT COMMITTEE	Executive Officers
Chairman	Alexsandro Broedel Lopes
Gustavo Jorge Laboissière Loyola	Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Members
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Geraldo Travaglia Filho	Officers
Maria Helena dos Santos Fernandes de Santana	Adriano Cabral Volpini
Rogério Paulo Calderón Peres	Álvaro Felipe Rizzi Rodrigues
Atilio Luiz Magila Albiero Junior
Eduardo Hiroyuki Miyaki
FISCAL COUNCIL	Emerson Macedo Bortoloto
Chairman	Gilberto Frussa
José Caruso Cruz Henriques	José Virgilio Vita Neto
Marcelo Kopel (*)
Matias Granata
Members	Rodrigo Luis Rosa Couto
Alkimar Ribeiro Moura	Sergio Mychkis Goldstein
Carlos Roberto de Albuquerque Sá	Tatiana Grecco

(*) Investor Relations Officer.

Accountant
Reginaldo José Camilo
CRC-1SP – 114.497/O-9

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	2.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	06/30/2017	06/30/2016
Current assets		865,563,957	822,856,144
Cash and cash equivalents		22,575,276	21,711,321
Interbank investments	4b and 6	282,238,911	264,741,722
Money market		254,973,003	240,249,289
Interbank deposits		27,265,908	24,492,433
Securities and derivative financial instruments	4c, 4d and 7	117,970,469	111,956,549
Own portfolio		89,511,847	52,255,920
Subject to repurchase commitments		4,664,488	23,404,868
Pledged in guarantee		5,650,859	6,143,911
Deposited with the Central Bank		3,857,989	1,344,620
Securities under resale agreements with free movement		4,158,979	5,245,696
Derivative financial instruments		10,126,307	23,561,534
Interbank accounts		92,882,755	72,940,944
Pending settlement		4,087,303	4,062,435
Central Bank deposits		88,607,045	68,698,374
National Housing System (SFH)		6,399	3,856
Correspondents		34,783	45,751
Interbank Onlending		147,225	130,528
Interbranch accounts		49,322	104,458
Loan, lease and other credit operations	8	232,872,521	243,953,309
Operations with credit granting characteristics	4e	248,946,415	263,322,398
(Allowance for loan losses)	4f	(16,073,894)	(19,369,089)
Other receivables		114,801,254	105,235,904
Foreign exchange portfolio	9	44,401,903	37,308,957
Income receivable		2,556,212	4,590,830
Transactions with credit card issuers	4e	24,918,815	23,583,911
Negotiation and intermediation of securities		6,686,605	9,929,750
Deferred tax assets	13b I	24,776,036	17,076,212
Escrow deposits	11b and 11d	1,364,500	2,056,974
Sundry	12a	10,097,183	10,689,270
Other assets	4g	2,173,449	2,211,937
Assets held for sale		952,324	701,398
(Valuation allowance)		(371,174)	(127,096)
Prepaid expenses	4g and 12b	1,592,299	1,637,635
Long-term receivables		375,382,833	393,158,019
Interbank investments - Interbank deposits	4b and 6	1,548,571	878,696
Money market		101,338	12,486
Interbank deposits		1,447,233	866,210
Securities and derivative financial instruments	4c, 4d and 7	100,062,400	101,894,500
Own portfolio		63,967,047	64,872,173
Subject to repurchase commitments		5,276,261	1,886,126
Pledged in guarantee		7,136,384	5,002,593
Deposited with the Central Bank		-	2,014,588
Securities under resale agreements with free movement		14,848,615	14,482,948
Derivative financial instruments		8,834,093	13,636,072
Interbank accounts - National Housing System (SFH)		4,661	580,262
Loan, lease and other credit operations	8	211,469,562	216,409,611
Operations with credit granting characteristics	4e	230,928,600	234,626,518
(Allowance for loan losses)	4f	(19,459,038)	(18,216,907)
Other receivables		61,826,604	72,617,192
Foreign exchange portfolio	9	17,082,571	19,802,064
Deferred tax assets	13b I	26,039,186	35,286,352
Escrow deposits	11b and 11d	11,153,714	9,924,103
Sundry	12a	7,551,133	7,604,673
Other assets - Prepaid expenses	4g and 12b	471,035	777,758
Permanent assets		45,420,029	43,641,532
Investments	4h and 14a I	22,416,269	18,073,401
Investments in affiliates and jointly controlled entities		21,891,157	17,577,035
Other investments		674,629	645,891
(Allowance for losses)		(149,517)	(149,525)
Real estate in use	4i and 14b	5,978,346	6,236,771
Real estate in use		3,276,119	3,265,845
Other fixed assets		12,486,447	12,006,717
(Accumulated depreciation)		(9,784,220)	(9,035,791)
Goodwill	4j and 14b	794,843	567,916
Intangible assets	4k and 14b	16,230,571	18,763,444
Acquisition of rights to credit payroll		1,004,035	1,045,952
Other intangible assets		29,044,730	28,042,632
(Accumulated amortization)		(13,818,194)	(10,325,140)
Total assets		1,286,366,819	1,259,655,695

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	3.1

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	06/30/2017	06/30/2016
Current liabilities		769,627,608	710,331,062
Deposits	4b and 10b	252,865,298	250,708,506
Demand deposits		65,453,197	60,664,111
Savings deposits		109,542,150	104,493,158
Interbank deposits		2,453,451	6,138,776
Time deposits		75,414,380	79,412,461
Other deposits		2,120	-
Deposits received under securities repurchase agreements	4b and 10c	252,464,365	198,979,524
Own portfolio		55,075,657	56,910,771
Third-party portfolio		182,994,666	125,981,308
Free portfolio		14,394,042	16,087,445
Funds from acceptances and issuance of securities	4b and 10d	47,679,650	24,769,276
Real estate, mortgage, credit and similar notes		31,649,889	18,472,826
Foreign Borrowing through securities		15,412,640	4,295,808
Structured Operations Certificates		617,121	2,000,642
Interbank accounts		5,276,754	5,206,237
Pending settlement		3,414,056	3,447,091
Correspondents		1,862,698	1,759,146
Interbranch accounts		5,982,067	5,862,660
Third-party funds in transit		5,968,362	5,839,691
Internal transfer of funds		13,705	22,969
Borrowing and onlending	4b and 10e	41,733,080	52,658,696
Borrowing		32,774,125	41,611,831
Onlending		8,958,955	11,046,865
Derivative financial instruments	4d and 7g	8,288,681	18,186,232
Other liabilities		155,337,713	153,959,931
Collection and payment of taxes and contributions		3,971,826	3,934,953
Foreign exchange portfolio	9	45,019,700	39,476,864
Social and statutory	15b II	4,325,277	3,756,789
Tax and social security contributions	4m, 4n and 13c	4,797,139	8,143,816
Negotiation and intermediation of securities		6,524,783	13,309,594
Credit card operations	4e	54,938,650	51,769,113
Subordinated debt	10f	11,848,641	10,723,205
Provisions for contingent liabilities	11b	4,267,764	3,838,897
Sundry	12c	19,643,933	19,006,700
Long-term liabilities		382,320,200	420,735,969
Deposits	4b and 10b	101,715,342	61,004,150
Interbank deposits		232,940	228,369
Time deposits		101,482,402	60,775,781
Deposits received under securities repurchase agreements	4b and 10c	89,093,892	156,074,058
Own portfolio		47,294,796	112,696,983
Free portfolio		41,799,096	43,377,075
Funds from acceptances and issuance of securities	4b and 10d	60,402,532	59,465,510
Real estate, mortgage, credit and similar notes		30,518,385	28,929,838
Foreign Borrowing through securities		26,282,543	28,012,941
Structured Operations Certificates		3,601,604	2,522,731
Borrowing and onlending	4b and 10e	27,796,898	32,602,408
Borrowing		9,562,626	10,700,078
Onlending		18,234,272	21,902,330
Derivative financial instruments	4d and 7g	12,438,355	16,319,864
Other liabilities		90,873,181	95,269,979
Foreign exchange portfolio	9	17,055,453	19,257,329
Tax and social security contributions	4m, 4n and 13c	15,624,032	10,845,406
Subordinated debt	10f	40,255,569	49,558,877
Provisions for contingent liabilities	11b	11,974,340	10,992,412
Sundry	12c	5,963,787	4,615,955
Deferred income	4o	2,143,527	1,714,374
Non-controlling interests	15f	11,745,788	13,241,325
Stockholders' equity	15	120,529,696	113,632,965
Capital		97,148,000	85,148,000
Capital reserves		1,352,881	1,329,803
Revenue reserves		27,405,084	30,613,893
Asset valuation adjustment	4c, 4d and 7d	(2,805,204)	(2,012,085)
(Treasury shares)		(2,571,065)	(1,446,646)
Total liabilities and stockholders' equity		1,286,366,819	1,259,655,695

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	3.2

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Income from financial operations		70,267,036	69,937,748
Loan, lease and other credit operations		38,047,435	37,900,861
Securities and derivative financial instruments		27,837,646	28,282,198
Foreign exchange operations		553,027	539,033
Compulsory deposits		3,828,928	3,215,656
Expenses of financial operations		(38,440,240)	(25,378,165)
Money market		(35,502,051)	(32,871,049)
Borrowing and onlending	10e	(2,938,189)	7,492,884
Income from financial operations before loan and losses		31,826,796	44,559,583
Result of allowance for loan losses	8d I	(8,581,656)	(11,513,662)
Expenses for allowance for loan losses		(10,485,647)	(13,314,788)
Income from recovery of credits written off as loss		1,903,991	1,801,126
Gross income from financial operations		23,245,140	33,045,921
Other operating revenues (expenses)		(8,166,609)	(12,823,680)
Banking service fees	12d	11,416,826	10,978,057
Income from bank charges	12e	5,744,971	5,150,013
Personnel expenses	12f	(10,199,086)	(9,239,121)
Other administrative expenses	12g	(8,958,133)	(8,721,716)
Tax expenses	4n and 13a II	(3,245,673)	(4,207,325)
Equity in earnings of affiliates, jointly controlled entities and other investments	14a II	1,690,877	(2,625,390)
Other operating revenues	12h	472,101	367,015
Other operating expenses	12i	(5,088,492)	(4,525,213)
Operating income		15,078,531	20,222,241
Non-operating income		(181,900)	13,356
Income before taxes on income and profit sharing		14,896,631	20,235,597
Income tax and social contribution	4n and 13a I	(3,567,745)	(10,808,608)
Due on operations for the period		(2,183,691)	(2,661,331)
Related to temporary differences		(1,384,054)	(8,147,277)
Profit sharing – Management Members - Statutory		(94,893)	(88,509)
Non-controlling interests	15f	(149,357)	(145,433)
Net income		11,084,636	9,193,047
Weighted average of the number of outstanding shares	15a	6,510,663,755	6,518,802,076
Net income per share – R$		1.70	1.41
Book value per share - R$ (outstanding at 06/30)		18.55	17.42

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	3.3

ITAÚ UNIBANCO HOLDING S.A.

Prudential Statement of Changes in Stockholders’ Equity (Note 15)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
Balance at 01/01/2016	85,148,000	1,537,219	29,189,479	(1,375,886)	-	(4,353,380)	110,145,432
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Cancellation of shares - ESM April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of stock options	-	(33,608)	-	-	-	436,934	403,326
Granting of options recognized	-	(29,345)	-	-	-	-	(29,345)
Share-based payment – variable compensation	-	(144,463)	-	-	-	-	(144,463)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(624,504)	-	-	(624,504)
Remeasurements in liabilities of post-employment benefits	-	-	-	(11,695)	-	-	(11,695)
Unrealized result of unconsolidated company	-	-	1,845	-	-	-	1,845
Net income	-	-	-	-	9,193,047	-	9,193,047
Appropriations:
Legal reserve	-	-	459,652	-	(459,652)	-	-
Statutory reserves	-	-	5,834,205	-	(5,834,205)	-	-
Dividends and interest on capital	-	-	495,828	-	(2,899,190)	-	(2,403,362)
Balance at 06/30/2016	85,148,000	1,329,803	30,613,893	(2,012,085)	-	(1,446,646)	113,632,965
Changes in the period	-	(207,416)	1,424,414	(636,199)	-	2,906,734	3,487,533
Balance at 01/01/2017	97,148,000	1,589,343	24,487,354	(2,975,797)	-	(1,882,353)	118,366,547
Purchase of treasury shares	-	-	-	-	-	(1,282,092)	(1,282,092)
Granting of stock options	-	(23,635)	-	-	-	593,380	569,745
Granting of options recognized	-	(46,256)	-	-	-	-	(46,256)
Share-based payment – variable compensation	-	(166,571)	-	-	-	-	(166,571)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial Guarantees Provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	116,553	-	-	116,553
Remeasurements in liabilities of post-employment benefits	-	-	-	(66,856)	-	-	(66,856)
Foreign exchange variation on investments abroad	-	-	-	120,896	-	-	120,896
Net income	-	-	-	-	11,084,636	-	11,084,636
Appropriations:
Legal reserve	-	-	554,232	-	(554,232)	-	-
Statutory reserves	-	-	4,842,862	-	(4,842,862)	-	-
Dividends and interest on capital	-	-	2,568,328	-	(5,466,640)	-	(2,898,312)
Balance at 06/30/2017	97,148,000	1,352,881	27,405,084	(2,805,204)	-	(2,571,065)	120,529,696
Changes in the period	-	(236,462)	2,917,730	170,593	-	(688,712)	2,163,149

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	3.4

ITAÚ UNIBANCO HOLDING S.A.

Prudential Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	06/30/2017	06/30/2016
Adjusted net income		8,058,497	40,882,081
Net income		11,084,636	9,193,047
Adjustments to net income:		(3,026,139)	31,689,034
Granted options recognized and share-based payment – variable compensation		(212,827)	(173,808)
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	2,667,495	(2,838,084)
Effects of changes in exchange rates on cash and cash equivalents		(20,003,500)	14,825,909
Allowance for loan losses	8c	10,485,647	13,314,788
Interest and foreign exchange expense related to operations with subordinated debt		2,697,701	(2,769,773)
Depreciation and amortization	14b	2,802,759	2,496,676
Interest expense from provision for contingent and legal liabilities	11b	726,092	799,715
Provision for contingent and legal liabilities	11b	1,718,614	1,703,334
Interest income from escrow deposits	11b	(91,810)	(203,364)
Deferred taxes (excluding hedge tax effects)		2,605,693	576,531
Equity in earnings of affiliates, jointly controlled entities and other investments	14a I	(1,690,877)	2,625,390
Interest and foreign exchange income from available-for-sale securities		(4,396,346)	1,886,948
Interest and foreign exchange income from held-to-maturity securities		(618,779)	1,326,458
(Gain) loss from sale of available-for-sale financial assets	7i	(212,221)	403,839
(Gain) loss from sale of investments		1,448	(13,339)
(Gain) loss from sale of foreclosed assets		237,593	51,989
(Gain) loss from sale of fixed assets		5,204	10,363
Non-controlling interests		149,357	145,433
Other		102,618	(2,479,971)
Change in assets and liabilities		(47,103,698)	(18,132,965)
(Increase) decrease in assets		(52,993,511)	65,783,012
Interbank investments		(35,305,815)	16,350,309
Securities and derivative financial instruments (assets/liabilities)		(7,438,313)	10,104,872
Compulsory deposits with the Central Bank of Brazil		(2,906,583)	(2,142,375)
Interbank and interbranch accounts (assets/liabilities)		1,306,224	(74,770)
Loan, lease and other credit operations		(1,366,528)	38,317,976
Other receivables and other assets		(3,492,138)	1,181,108
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		(3,790,358)	2,045,893
(Decrease) increase in liabilities		5,889,813	(83,915,977)
Deposits		23,022,578	(54,953,337)
Deposits received under securities repurchase agreements		(27,011,212)	(2,685,275)
Funds for issuance of securities		14,365,516	(3,522,548)
Borrowing and onlending		(6,083,931)	(25,738,745)
Credit card operations (assets/liabilities)		(2,677,213)	(923,642)
Collection and payment of taxes and contributions		3,701,461	3,705,768
Other liabilities		2,478,851	3,161,011
Deferred income		133,601	(252,596)
Payment of income tax and social contribution		(2,039,838)	(2,706,613)
Net cash provided by (used in) operating activities		(39,045,201)	22,749,116
Interest on capital / dividends received from affiliated companies		745,612	3,809,189
Funds received from sale of available-for-sale securities		7,674,587	11,021,148
Funds received from redemption of held-to-maturity securities		2,047,442	1,638,550
Disposal of assets not for own use		(68,615)	149,477
Disposal of investments		(1,403)	15,136
Cash and cash equivalents net assets and liabilities arising from the merger with CorpBanca	2c	-	5,869,160
Cash and cash equivalents net assets and liabilities due from Recovery acquisition	2c	-	(713,914)
Sale of fixed assets		16,623	6,080
Termination of intangible asset agreements		18,329	4,911
Purchase of available-for-sale securities		(1,284,950)	(9,300,554)
Purchase of held-to-maturity securities		(95,579)	(1,202,652)
Purchase of investments		(206,324)	(2,832,601)
Purchase of fixed assets	14b	(370,441)	(284,825)
Disposal (Purchase) of intangible assets	14b	(432,142)	461,701
Net cash provided by (used in) invesment activities		8,043,139	8,640,805
Decrease in subordinated debt		(8,013,566)	(7,596,476)
Non-controlling interests	15f	171,269	707,390
Granting of stock options		569,745	403,326
Purchase of treasury shares		(1,282,092)	(200,200)
Dividends and interest on capital paid to Non-controlling interests		(143,228)	(47,175)
Dividends and interest on capital paid		(7,567,167)	(5,092,915)
Net cash provided by (used in) financing activities		(16,265,039)	(11,826,050)

Net increase (decrease) in cash and cash equivalents		(47,267,101)	19,563,872

Cash and cash equivalents at the beginning of the period		93,514,459	85,717,090
Effects of changes in exchange rates on cash and cash equivalents		20,003,500	(14,825,909)
Cash and cash equivalents at the end of the period	4a and 5	66,250,858	90,455,053

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	3.5

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Prudential Consolidated Financial Statements

Exercise from January 1 to June 30, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.1

Note 2 – Presentation and Consolidation of the financial statements

a)	Presentation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL have been prepared in accordance with CMN Resolution No. 4,280 of October 31, 2013 and BACEN Circular No. 3,701 of March 13, 2014, and they fit for the specific purposes of this resolution.

The definitions and criteria for the valuation and recognition of assets, liabilities, income and expenses set forth in the regulation embodied in the Accounting Plan for National Financial System Institutions (COSIF) were applied. For entities not subject to the rules of COSIF, necessary adjustments were made to ensure that the valuation and recognition of assets, liabilities, income and expenses could properly reflected the required regulation.

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Prudential Consolidated Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Prudential Consolidated Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order exclusively to represent the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

ITAU UNIBANCO HOLDING PRUDENTIAL prepares its Consolidated Financial Statements, which are available on its Investor Relations website (www.itau.com.br/relacoes-com-investidores).

b)	Consolidation

As set forth by article 1st of CMN Resolution No. 4,280, of October 31, 2013, the consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL include the consolidation of entities located either in Brazil or abroad, over which it has direct or indirect control, except for the insurance group which is not governed by item 6, article 1st of CMN Resolution No. 4,280.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING PRUDENTIAL’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company(Note 4s).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.2

The Consolidated Financial Statements comprise ITAÚ UNIBANCO HOLDING PRUDENTIAL its direct and indirect subsidiaries. We present below the main subsidiaries which together represent over 95% of total consolidated assets:

					Interest % in voting		Interest % in total
		Functional	Country of		capital at		capital at
		currency	Incorporation	Activity	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.	(2)		Brazil	Financial Institution	100.00%	60.00%	100.00%	60.00%
Banco Itaucard S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(1)		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial Institution	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(1)		Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial Institution	23.67%	22.25%	23.67%	22.25%
Banco Itaú (Suisse) S.A.		Swiss Franc	Switzerland	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan Peso	Uruguay	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial Institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial Institution	35.71%	33.58%	35.71%	33.58%

(1)	As from June 30, 2016 they are fully consolidated to ensure the total coverage of the entity’s risks, as determined by the Central Bank of Brazil.
(2)	New company name of Banco Itaú BMG Consignado S.A..

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.3

c)	Business development

Gestora de Inteligência de Crédito

On January 21, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

The Gestora de Inteligência de Crédito, located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with the precedent conditions and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the Equity Method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (Itaú BMG Consignado), corresponding to BMG’s total interest in Itaú BMG Consignado, for the amount of R$ 1,460,406, and now holds 100% of Itaú BMG Consignado.

Itaú Unibanco and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of Itaú BMG Consignado and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with the precedent conditions and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of Itaú BMG Consignado) is controlled by ITAÚ UNIBANCO HOLDING PRUDENTIAL and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (ConectCar) for the amount of R$ 170 million.

ConectCar, located in Barueri, São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of ConectCar’s capital stock.

After compliance with the precedent conditions and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL on initial recognition.

Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (Recovery), corresponding to the total interest of the parties in Recovery, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING PRUDENTIAL agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.4

Established in 2000 in Argentina and present in Brazil since 2006, Recovery is the market leader in the management of overdue receivables portfolio. Recovery’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the precedent conditions and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL on initial recognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A., acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of Recovery´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca and its controlling stockholders (Corp Group), establishing the terms and conditions of the merger of operations of BIC and CorpBanca in Chile and in the other jurisdictions in which CorpBanca operates.

CorpBanca is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING PRUDENTIAL’s internationalization process.

The merger was approved by the stockholders of CorpBanca and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

i.	Increase in BIC’ capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

ii.	Merger of BIC into CorpBanca, with the cancellation of BIC’s shares and issue of new shares by CorpBanca, at the rate of 80,240 shares of CorpBanca for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING PRUDENTIAL and 33.13% for Corp Group.

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING PRUDENTIAL	33.58%
Corp Group	33.13%
Other non-controlling stockholders	33.29%

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.5

The Itaú CorpBanca is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING PRUDENTIAL. On the same date, ITAU UNIBANCO HOLDING PRUDENTIAL entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of Itaú CorpBanca and ITAÚ UNIBANCO HOLDING PRUDENTIAL will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of Itaú CorpBanca, on which Corp Group has the right of veto, the members of the board of directors appointed by Corp Group should vote as recommended by ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING PRUDENTIAL due to its interest in Itaú CorpBanca was R$ 10,517,487, based on the quotation of CorpBanca’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 14b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of Itaú CorpBanca resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date.

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

Contingent liabilities have not been recorded due to the acquisition.

Additionally, on October 26, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL through its controlled subsidiary, ITB Holding Brasil Participações Ltda., it has indirectly acquired 10,908,002,836 shares of Itaú CorpBanca, for the equivalent of R$ 288.1 million.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.6

The right to acquire such shares was set forth in the April 1st, 2016 shareholders’ agreement between ITAÚ UNIBANCO HOLDING PRUDENTIAL and Corp Group and certain of its affiliates. As a consequence, ITAÚ UNIBANCO HOLDING PRUDENTIAL’s ownership in Itaú CorpBanca increased from approximately 33.58% to 35.71%, without altering its current governance.

This transaction was effected upon the acquisition of 100% of the capital stock of CGB II SpA, the then holder of the shares. All the required regulatory approvals were obtained in October of 2016.

The acquisitions did not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL on initial recognition.

MaxiPago

On September 3, 2014, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Redecard S.A. (Rede) entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A.(MaxiPago), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that Rede became the holder of 43,510 common shares, representing 75% of total voting capital of MaxiPago.

After the compliance with the precedent conditions and approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=)Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Rede, increased the capital of MaxiPago by 21.98% and acquired additional interest ownership of 3.02%, for R$ 2,000, and now holds 100% of MaxiPago’s capital stock.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.7

Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a) Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (*)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(*) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 3.769, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3.768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.8

Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.
•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.
•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	06/30/2017	06/30/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	118,379,456	110,586,685
Non-controlling interests	11,745,788	13,241,325
Changes in Subsidiaries´ Interests in Capital Transactions	2,150,240	3,046,280
Consolidated stockholders’ equity (BACEN)	132,275,484	126,874,290
Common Equity Tier I prudential adjustments	(18,459,368)	(15,410,251)
Common Equity Tier I	113,816,116	111,464,039
Additional Tier I Prudential Adjustments	49,446	685,032
Additional Tier I Capital	49,446	685,032
Tier I (Common Equity Tier I + Additional Tier I Capital)	113,865,562	112,149,071
Instruments Eligible to Comprise Tier II	19,722,563	23,488,432
Tier II prudential adjustments	65,928	197,869
Tier II	19,788,491	23,686,301
Reference Equity (Tier I + Tier II)	133,654,053	135,835,372

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution No. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 90% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.9

The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

Risk exposures	06/30/2017	06/30/2016
Exposure Weighted by Credit Risk (RWACPAD)	642,616,355	690,963,020
a) Per Weighting Factor (FPR):
FPR at 2%	132,955	160,533
FPR at 20%	6,962,653	7,121,222
FPR at 35%	13,114,680	11,396,184
FPR at 50%	43,328,038	47,094,990
FPR at 75%	137,414,645	141,481,929
FPR at 85%	87,749,877	116,582,126
FPR at 100%	301,571,083	314,034,393
FPR at 250%	32,718,795	28,267,445
FPR at 300%	4,407,893	7,967,899
FPR up to 1250%(*)	3,547,039	1,744,447
Derivatives - Changes in the Counterparty Credit Quality	5,999,508	8,858,296
Derivatives – Future potential gain	5,669,189	6,253,556
b) Per Type:	642,616,355	690,963,020
Securities	43,523,940	44,191,232
Loan operations – Retail	109,075,216	113,499,965
Loan operations – Non-retail	237,793,998	254,015,710
Joint Liabilities - Retail	186,221	206,671
Joint Liabilities - Non-Retail	44,901,854	48,712,820
Loan commitments – Retail	28,147,213	27,773,255
Loan commitments – Non-retail	8,977,310	11,009,175
Other exposures	170,010,604	191,554,192

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	06/30/2017(1)	06/30/2016(2)
Market Risk-Weighted Assets (RWAMPAD)	30,499,541	17,709,478
Operations subject to interest rate variation	28,682,155	15,655,797
Fixed rate denominated in reais	4,373,818	3,507,483
Foreign exchange coupons	17,706,588	7,033,063
Price index coupon	6,601,746	5,115,251
Interest rate coupon	3	-
Operations subject to commodity price variation	331,241	510,066
Operations subject to stock price variation	272,856	312,405
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	1,213,289	1,231,210
Capital benefit – Internal models	(3,049,954)
Market Risk-Weighted Assets (RWAMINT)	27,449,587
Market risk–weighted assets calculated by internal methodology	22,630,423

(1) Market risk weighted assets calculated based on internal models.

(2) Market risk weighted assets calculated based on standardized models.

At June 30, 2017, RWAMINT totaled R$ 27,450 million, which corresponds to 90% of RWAMPAD, higher than the need for capital verified through internal models, which totaled R$ 22,630 million.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.10

	06/30/2017	06/30/2016
Operational Risk-Weighted Assets (RWAOPAD)	54,417,146	43,447,870
Retail	11,252,291	7,989,605
Commercial	24,549,209	23,069,045
Corporate finance	2,581,300	2,946,218
Negotiation and sales	4,135,005	577,407
Payments and settlements	3,667,021	3,419,408
Financial agent services	3,729,326	3,070,052
Asset management	4,487,685	2,374,561
Retail brokerage	15,309	1,574

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Taking into consideration the capital base on June 30, 2017, should the Basel III rules established by the Central Bank of Brazil be applied immediately and fully, the core capital ratio would be 14.5% (14.1% on June 30, 2016, including the use of tax credits), including the merger of Citibank and XP Investimentos and the use of tax credits.

Composition of Referential Equity (PR)	06/30/2017	06/30/2016
Tier I	113,865,562	112,149,071
Common Equity Tier I	113,816,116	111,464,039
Additional Tier I Capital	49,446	685,032
Tier II	19,788,491	23,686,301
Deductions		-
Reference Equity	133,654,053	135,835,372
Minimum Referential Equity Required	67,014,686	74,271,886
Surplus Capital in relation to the Minimum Referential Equity Required	66,639,367	61,563,486
Additional Common Equity Tier I Required (ACPRequired)	10,867,246	4,700,752
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,366,093	1,820,229

The table below shows the Basel and Fixed Asset Ratios:

	06/30/2017	06/30/2016
Basel Ratio	18.4%	18.1%
Tier I	15.7%	14.9%
Common Equity Tier I	15.7%	14.8%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.7%	3.2%
Fixed Asset Ratio	24.0%	24.4%
Surplus Capital in Relation to Fixed Assets	34,772,638	34,834,406

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.11

f)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution No. 321, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.12

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purpose of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, Remunerated restricted credits – Brazilian Central Bank, Remunerated deposits, Deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, Borrowing and onlending, Subordinated debt and Other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the Statement of Income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.13

•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

From January 1, 2015, ITAÚ UNIBANCO HOLDING PRUDENTIAL adopts the option provided for in BACEN Circular No. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination. These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution No. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semiannually for impairment.

k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING PRUDENTIAL, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution No. 4,534, of November 24, 2016. It is composed of: (i) the goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law No. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports; (ii) usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and (iii) software and customer portfolios, amortized over terms varying from five to ten years.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.14

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I -	Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized in the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

n)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution No. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

o)	Taxes - these provisions are calculated in accordance with to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%
(1)	On October 06, 2015, Law No. 13,169, a conversion of Provisional Measure No. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.15

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the Consolidated Statement of Income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in such assumptions. Gains and losses are fully recognized in asset valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING PRUDENTIAL, through pension plan funds, are recognized as an expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING PRUDENTIAL over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING PRUDENTIAL is contractually committed to maintaining these benefits over specific periods, as well as in relation to the benefits granted due to a judicial ruling.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Asset Valuation adjustments in the period in which they occur.

s)	Foreign currency translation

I-	Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING PRUDENTIAL are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING PRUDENTIAL defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.16

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period:
•	For those with functional currency equal to Real:
a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II -	Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING PRUDENTIAL for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.17

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING PRUDENTIAL are composed of the following:

	06/30/2017	06/30/2016
Cash and cash equivalents	22,575,276	21,711,321
Interbank deposits	20,207,857	17,436,990
Securities purchased under agreements to resell – Funded position	23,467,725	51,306,742
Total	66,250,858	90,455,053

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.18

Note 6 - Interbank investments

	06/30/2017						06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	198,551,941	56,421,062	-	101,338	255,074,341	89.9	240,261,775	90.5
Funded position (*)	23,794,513	18,875,935	-	48,577	42,719,025	15.1	76,851,834	28.9
Financed position	171,362,301	8,141,967	-	52,761	179,557,029	63.2	126,134,842	47.5
With free movement	5,657,393	8,141,967	-	-	13,799,360	4.8	13,037,526	4.9
Without free movement	165,704,908	-	-	52,761	165,757,669	58.4	113,097,316	42.6
Short position	3,395,127	29,403,160	-	-	32,798,287	11.6	37,275,099	14.0
Interbank deposits	20,656,900	5,612,404	996,604	1,447,233	28,713,141	10.1	25,358,643	9.5
Total	219,208,841	62,033,466	996,604	1,548,571	283,787,482		265,620,418
% per maturity term	77.2	21.9	0.4	0.5
Total at 06/30/2016	200,557,699	60,576,558	3,607,465	878,696	265,620,418
% per maturity term	75.5	22.8	1.4	0.3
(*)	Includes R$ 3,574,712 (R$ 8,586,241 at 06/30/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 and BACEN.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.19

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a)	Summary per maturity

	06/30/2017											06/30/2016
		Adjustment to market value
		reflected in:
	Cost			Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
		Results	Stockholders’ equity
Government securities - domestic	122,256,873	394,687	401,244	123,052,804	56.3	3,014,146	935,463	1,066,396	12,608,117	20,947,578	84,481,104	99,238,400
Financial treasury bills	33,634,991	8,668	(140)	33,643,519	15.3	-	919,841	-	1,744,348	1,947,994	29,031,336	13,133,639
National treasury bills	28,549,123	73,026	171,752	28,793,901	13.2	2,979,558	-	714,095	9,667,902	6,492,978	8,939,368	19,988,793
National treasury notes	30,149,342	207,942	144,102	30,501,386	14.0	6,492	15,253	19,604	501,868	6,619,417	23,338,752	33,000,115
National treasury/securitization	208,458	(223)	18,285	226,520	0.1	54	360	26	97	228	225,755	232,786
Brazilian external debt bonds	29,714,959	105,274	67,245	29,887,478	13.7	28,042	9	332,671	693,902	5,886,961	22,945,893	32,883,067
Government securities - abroad	23,017,491	175,780	(68,637)	23,124,634	10.6	1,880,882	706,292	2,366,976	4,655,713	6,180,831	7,333,940	15,737,369
Argentina	1,429,353	86,952	-	1,516,305	0.7	1,024,238	62,688	103,631	191,278	10,094	124,376	669,747
Chile	5,872,229	(89)	3,448	5,875,588	2.7	234,664	-	-	560,372	1,332,497	3,748,055	3,947,063
Colombia	3,663,819	88,606	8,886	3,761,311	1.7	60,212	-	217,877	630,476	8,358	2,844,388	4,003,503
Korea	2,954,495	-	1	2,954,496	1.4	-	-	1,005,073	500,369	1,449,054	-	1,672,171
Denmark	2,281,907	-	(1)	2,281,906	1.0	-	-	331,572	1,457,921	492,413	-	1,385,813
Spain	2,940,948	-	-	2,940,948	1.3	357,310	324,970	-	407,883	1,850,785	-	753,221
United States	1,679,803	80	(15,122)	1,664,761	0.8	-	-	344,001	256,463	612,615	451,682	1,655,931
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	100,090
Mexico	9,372	117	-	9,489	0.0	-	-	-	-	-	9,489	2,565
Paraguay	1,781,296	-	(71,775)	1,709,521	0.8	94,146	268,623	360,252	574,457	406,108	5,935	1,149,687
Uruguay	403,576	89	5,922	409,587	0.2	110,312	50,011	4,570	76,494	18,878	149,322	389,470
Other	693	25	4	722	0.0	-	-	-	-	29	693	8,108
Corporate securities	53,782,834	(163,568)	(724,235)	52,895,031	24.4	4,470,016	1,624,164	2,977,966	3,146,404	6,072,679	34,603,802	61,677,674
Shares	2,553,809	(236,265)	192,612	2,510,156	1.2	2,510,156	-	-	-	-	-	1,775,364
Rural product note	1,519,043	-	7,919	1,526,962	0.7	23,137	157,706	47,525	163,166	136,399	999,029	1,366,340
Bank deposit certificates	571,612	536	(77)	572,071	0.3	162,345	150,153	195,720	17,838	41,284	4,731	1,017,499
Securitized real estate loans	15,634,446	(1,061)	(19,641)	15,613,744	7.2	4,329	179,019	-	108,983	722,858	14,598,555	17,436,580
Fund quotas	1,006,039	4,533	-	1,010,572	0.5	1,010,572	-	-	-	-	-	1,101,656
Credit rights	20,677	-	-	20,677	0.0	20,677	-	-	-	-	-	-
Fixed income	805,965	1,871	-	807,836	0.4	807,836	-	-	-	-	-	965,731
Variable income	179,397	2,662	-	182,059	0.1	182,059	-	-	-	-	-	135,925
Debentures	21,833,608	53,824	(969,900)	20,917,532	9.6	245,324	245,246	628,600	902,953	2,533,710	16,361,699	20,982,709
Eurobonds and others	7,001,409	8,359	57,025	7,066,793	3.2	55,670	506,316	783,944	1,516,182	1,924,910	2,279,771	9,177,887
Financial bills	640,794	-	(279)	640,515	0.3	-	74,030	-	30,127	536,358	-	6,978,306
Promissory notes	2,155,512	-	9,626	2,165,138	1.0	341,776	104,396	1,081,547	407,155	177,160	53,104	1,083,103
Other	866,562	6,506	(1,520)	871,548	0.4	116,707	207,298	240,630	-	-	306,913	758,230
Subtotal - securities	199,057,198	406,899	(391,628)	199,072,469	91.3	9,365,044	3,265,919	6,411,338	20,410,234	33,201,088	126,418,846	176,653,443
Trading securities	81,739,154	406,899	-	82,146,053	37.7	6,822,217	1,051,313	1,518,324	4,362,572	14,799,920	53,591,707	59,560,904
Available-for-sale securities	82,797,404	-	(391,628)	82,405,776	37.8	2,311,640	1,836,518	4,550,495	7,040,142	15,621,392	51,045,589	80,990,108
Held-to-maturity securities(*)	34,520,640	-	-	34,520,640	15.8	231,187	378,088	342,519	9,007,520	2,779,776	21,781,550	36,102,431
Derivative financial instruments	15,109,719	3,850,681	-	18,960,400	8.7	5,446,457	1,048,234	1,481,391	2,150,225	2,134,892	6,699,201	37,197,606
Total securities and derivative financial instruments (assets)	214,166,917	4,257,580	(391,628)	218,032,869	100.0	14,811,501	4,314,153	7,892,729	22,560,459	35,335,980	133,118,047	213,851,049

Derivative financial instruments (liabilities)	(18,656,954)	(2,070,082)	-	(20,727,036)	100.0	(4,195,008)	(1,062,378)	(1,348,488)	(1,682,807)	(4,194,863)	(8,243,492)	(34,506,096)
(*)	Unrecorded adjustment to market value in the amount of R$ 745,583 (R$ (460,076) at 06/30/2016) according to Note 7e.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.20

b)	Summary by portfolio

	06/30/2017
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Total
Government securities - domestic	91,649,704	4,873,307	18,625,372	4,046,432	3,857,989	-	123,052,804
Financial treasury bills	30,362,149	1,575,044	-	1,706,326	-	-	33,643,519
National treasury bills	21,712,303	3,152,296	-	71,313	3,857,989	-	28,793,901
National treasury notes	28,451,523	145,967	-	1,903,896	-	-	30,501,386
National treasury/securitization	226,520	-	-	-	-	-	226,520
Brazilian external debt bonds	10,897,209	-	18,625,372	364,897	-	-	29,887,478
Government securities - abroad	17,954,857	216,313	592	4,952,872	-	-	23,124,634
Argentina	1,323,178	166,799	-	26,328	-	-	1,516,305
Chile	5,840,623	29,277	-	5,688	-	-	5,875,588
Colombia	2,381,371	-	592	1,379,348	-	-	3,761,311
Korea	1,947,730	-	-	1,006,766	-	-	2,954,496
Denmark	916,673	-	-	1,365,233	-	-	2,281,906
Spain	2,051,080	-	-	889,868	-	-	2,940,948
United States	1,391,881	-	-	272,880	-	-	1,664,761
Mexico	9,489	-	-	-	-	-	9,489
Paraguay	1,683,752	20,237	-	5,532	-	-	1,709,521
Uruguay	408,358	-	-	1,229	-	-	409,587
Other	722	-	-	-	-	-	722
Corporate securities	43,874,333	4,851,129	381,630	3,787,939	-	-	52,895,031
Shares	2,485,431	-	-	24,725	-	-	2,510,156
Rural product note	1,526,962	-	-	-	-	-	1,526,962
Bank deposit certificates	565,991	1,876	-	4,204	-	-	572,071
Securitized real estate loans	15,613,744	-	-	-	-	-	15,613,744
Fund quotas	1,010,198	-	-	374	-	-	1,010,572
Credit rights	20,677	-	-	-	-	-	20,677
Fixed income	807,462	-	-	374	-	-	807,836
Variable income	182,059	-	-	-	-	-	182,059
Debentures	12,316,785	4,849,253	-	3,751,494	-	-	20,917,532
Eurobonds and other	6,678,021	-	381,630	7,142	-	-	7,066,793
Financial bills	640,515	-	-	-	-	-	640,515
Promissory notes	2,165,138	-	-	-	-	-	2,165,138
Other	871,548	-	-	-	-	-	871,548
Subtotal - securities	153,478,894	9,940,749	19,007,594	12,787,243	3,857,989		199,072,469
Trading securities	70,416,796	4,252,043	4,108,124	3,369,090	-	-	82,146,053
Available-for-sale securities	55,213,472	5,688,706	12,085,449	9,418,149	-	-	82,405,776
Held-to-maturity securities	27,848,626	-	2,814,021	4	3,857,989	-	34,520,640
Derivative financial instruments	-	-	-	-	-	18,960,400	18,960,400
Total securities and derivative financial instruments (assets)	153,478,894	9,940,749	19,007,594	12,787,243	3,857,989	18,960,400	218,032,869
Total securities and derivative financial instruments (assets) – 06/30/2016	117,128,093	25,290,994	19,728,644	11,146,504	3,359,208	37,197,606	213,851,049
(*)	Represent securities deposited with Contingent Liabilities (Note 11b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.21

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	06/30/2017										06/30/2016
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	74,283,540	394,687	74,678,227	91.0	2,964,162	935,463	1,066,341	3,633,047	14,540,140	51,539,074	54,357,040
Financial treasury bills	33,102,028	8,668	33,110,696	40.4	-	919,841	-	1,409,706	1,947,994	28,833,155	10,681,495
National treasury bills	13,549,566	73,026	13,622,592	16.6	2,929,574	-	714,095	1,027,514	2,717,062	6,234,347	12,149,739
National treasury notes	20,961,180	207,942	21,169,122	25.8	6,492	15,253	19,549	501,828	6,438,975	14,187,025	26,133,295
National treasury/securitization	1,295	(223)	1,072	0.0	54	360	26	97	228	307	2,789
Brazilian external debt bonds	6,669,471	105,274	6,774,745	8.2	28,042	9	332,671	693,902	3,435,881	2,284,240	5,389,722
Government securities - abroad	3,174,029	175,780	3,349,809	4.0	1,078,139	95,342	291,198	563,658	23,042	1,298,430	2,019,095
Argentina	1,429,130	86,952	1,516,082	1.8	1,024,238	62,688	103,631	191,055	10,094	124,376	669,484
Chile	176,874	(89)	176,785	0.2	53,852	-	-	68	4,561	118,304	88,611
Colombia	1,441,470	88,606	1,530,076	1.9	49	-	107,972	372,327	8,358	1,041,370	1,127,865
United States	79,515	80	79,595	0.1	-	-	79,595	-	-	-	77,153
Mexico	9,372	117	9,489	0.0	-	-	-	-	-	9,489	2,565
Paraguay	-	-	-	0.0	-	-	-	-	-	-	51,373
Uruguay	37,182	89	37,271	0.0	-	32,654	-	208	-	4,409	1,045
Other	486	25	511	0.0	-	-	-	-	29	482	999
Corporate securities	4,281,585	(163,568)	4,118,017	5.0	2,779,916	20,508	160,785	165,867	236,738	754,203	3,184,769
Shares	2,174,301	(236,265)	1,938,036	2.4	1,938,036	-	-	-	-	-	1,620,039
Bank deposit certificates	83,201	536	83,737	0.1	3,831	20,508	51,342	7,372	-	684	18,850
Securitized real estate loans	35,264	(1,061)	34,203	0.0	-	-	-	-	-	34,203	-
Fund quotas	832,764	4,533	837,297	1.0	837,297	-	-	-	-	-	474,884
Credit rights	20,677	-	20,677	0.0	20,677	-	-	-	-	-	-
Fixed income	632,690	1,871	634,561	0.8	634,561	-	-	-	-	-	339,342
Variable income	179,397	2,662	182,059	0.2	182,059	-	-	-	-	-	135,542
Debentures	358,376	53,824	412,200	0.5	-	-	11,810	69,485	145,387	185,518	435,870
Eurobonds and other	749,911	8,359	758,270	0.9	752	-	97,633	89,010	91,351	479,524	590,424
Other	47,768	6,506	54,274	0.1	-	-	-	-	-	54,274	44,702
Total	81,739,154	406,899	82,146,053	100.0	6,822,217	1,051,313	1,518,324	4,362,572	14,799,920	53,591,707	59,560,904
% per maturity term					8.3	1.3	1.8	5.3	18.0	65.3
Total – 06/30/2016	59,156,515	404,389	59,560,904	100.0	3,010,896	7,586,505	2,759,074	2,888,787	3,313,553	40,002,089
% per maturity term					5.1	12.7	4.6	4.9	5.6	67.2

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.22

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2017										06/30/2016
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	28,044,639	401,244	28,445,883	34.5	-	-	55	334,682	4,350,520	23,760,626	25,033,874
Financial treasury bills	532,963	(140)	532,823	0.6	-	-	-	334,642	-	198,181	2,452,144
National treasury bills	6,309,185	171,752	6,480,937	7.9	-	-	-	-	3,775,916	2,705,021	-
National treasury notes	9,188,162	144,102	9,332,264	11.3	-	-	55	40	180,442	9,151,727	6,866,820
National treasury/securitization	207,163	18,285	225,448	0.3	-	-	-	-	-	225,448	229,997
Brazilian external debt bonds	11,807,166	67,245	11,874,411	14.4	-	-	-	-	394,162	11,480,249	15,484,913
Government securities - abroad	19,402,491	(68,637)	19,333,854	23.5	742,580	610,950	1,965,873	3,833,906	6,157,789	6,022,756	13,161,063
Argentina	223	-	223	0.0	-	-	-	223	-	-	263
Chile	5,695,355	3,448	5,698,803	6.9	180,812	-	-	560,304	1,327,936	3,629,751	3,858,452
Colombia	1,794,132	8,886	1,803,018	2.2	-	-	-	-	-	1,803,018	2,330,734
Korea	2,954,495	1	2,954,496	3.6	-	-	1,005,073	500,369	1,449,054	-	1,672,171
Denmark	2,281,907	(1)	2,281,906	2.8	-	-	331,572	1,457,921	492,413	-	1,385,813
Spain	2,940,948	-	2,940,948	3.6	357,310	324,970	-	407,883	1,850,785	-	753,221
United States	1,600,288	(15,122)	1,585,166	1.9	-	-	264,406	256,463	612,615	451,682	1,578,778
Netherlands	-	-	-	0.0	-	-	-	-	-	-	100,090
Paraguay	1,781,296	(71,775)	1,709,521	2.1	94,146	268,623	360,252	574,457	406,108	5,935	1,098,314
Uruguay	353,664	5,922	359,586	0.4	110,312	17,357	4,570	76,286	18,878	132,183	376,139
Other	183	4	187	0.0	-	-	-	-	-	187	7,088
Corporate securities	35,350,274	(724,235)	34,626,039	42.0	1,569,060	1,225,568	2,584,567	2,871,554	5,113,083	21,262,207	42,795,171
Shares	379,508	192,612	572,120	0.7	572,120	-	-	-	-	-	155,325
Rural product note	1,519,043	7,919	1,526,962	1.9	23,137	157,706	47,525	163,166	136,399	999,029	1,366,340
Bank deposit certificate	488,407	(77)	488,330	0.6	158,510	129,645	144,378	10,466	41,284	4,047	998,645
Securitized real estate loans	2,011,647	(19,641)	1,992,006	2.4	-	-	-	-	-	1,992,006	2,133,556
Fund quotas	173,275	-	173,275	0.2	173,275	-	-	-	-	-	626,772
Fixed income	173,275	-	173,275	0.2	173,275	-	-	-	-	-	626,389
Variable income	-	-	-	0.0	-	-	-	-	-	-	383
Debentures	21,475,232	(969,900)	20,505,332	24.9	245,324	245,246	616,790	833,468	2,388,323	16,176,181	20,546,839
Eurobonds and other	6,237,654	57,025	6,294,679	7.6	54,918	506,316	686,311	1,427,172	1,833,559	1,786,403	8,546,438
Financial bills	640,794	(279)	640,515	0.8	-	74,030	-	30,127	536,358	-	6,978,306
Promissory notes	2,155,512	9,626	2,165,138	2.6	341,776	104,396	1,081,547	407,155	177,160	53,104	1,083,103
Other	269,202	(1,520)	267,682	0.3	-	8,229	8,016	-	-	251,437	359,847
Total	82,797,404	(391,628)	82,405,776	100.0	2,311,640	1,836,518	4,550,495	7,040,142	15,621,392	51,045,589	80,990,108
% per maturity term					2.8	2.2	5.5	8.5	19.0	61.9
Total – 06/30/2016	82,276,991	(1,286,883)	80,990,108	100.0	4,759,622	4,104,622	5,822,221	11,632,767	8,219,790	46,451,086
% per maturity term					5.9	5.1	7.2	14.4	10.1	57.3

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.23

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2017, not considered in results, is an impairment loss of R$ 461,653 (R$ 539,091 at 06/30/2016) relating to the market adjustment of the reclassified securities.

	06/30/2017									06/30/2016
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic	19,928,694	57.7	49,984	-	-	8,640,388	2,056,918	9,181,404	20,366,067	19,847,486	19,783,311
National treasury bills	8,690,372	25.2	49,984	-	-	8,640,388	-	-	8,828,914	7,839,054	7,778,039
Brazilian external debt bonds	11,238,322	32.6	-	-	-	-	2,056,918	9,181,404	11,537,153	12,008,432	12,005,272
Government securities - abroad	440,971	1.3	60,163	-	109,905	258,149	-	12,754	446,545	557,211	557,261
Colombia	428,217	1.2	60,163	-	109,905	258,149	-	-	427,957	544,904	544,969
Uruguay	12,730	0.0	-	-	-	-	-	12,730	18,586	12,286	12,286
Other	24	0.0	-	-	-	-	-	24	2	21	6
Corporate securities	14,150,975	41.0	121,040	378,088	232,614	108,983	722,858	12,587,392	14,453,611	15,697,734	15,301,783
Bank deposit certificate	4	0.0	4	-	-	-	-	-	4	4	4
Securitized real estate loans	13,587,535	39.4	4,329	179,019	-	108,983	722,858	12,572,346	13,890,254	15,303,024	14,907,107
Eurobonds and other	13,844	0.0	-	-	-	-	-	13,844	13,761	41,025	40,991
Other	549,592	1.6	116,707	199,069	232,614	-	-	1,202	549,592	353,681	353,681
Total	34,520,640	100.0	231,187	378,088	342,519	9,007,520	2,779,776	21,781,550	35,266,223	36,102,431	35,642,355
% per maturity term			0.7	1.1	1.0	26.1	8.1	63.1
Total – 06/30/2016	36,102,431	100.0	481,305	550,245	132,131	1,351,198	8,081,392	25,506,160	35,642,355
% per maturity term			1.3	1.5	0.4	3.7	22.4	70.6

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.24

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING PRUDENTIAL and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3. Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 06/30/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 7,089,954 (R$ 7,029,225 at 06/30/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.25

I -	Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	06/30/2017	06/30/2016	06/30/2017	06/30/2017	06/30/2017	06/30/2016
Futures contracts	547,494,974	517,193,802	(30,736)	162,761	132,025	238,291
Purchase commitments	207,685,277	162,433,997	122,297	173,468	295,765	(44,468)
Commodities	103,858	237,987	241	-	241	(705)
Indexes	56,892,863	54,746,984	10,837	(5,406)	5,431	(293,769)
Interbank market	106,631,837	85,474,320	102,951	(45)	102,906	(2,620)
Foreign currency	32,936,812	11,763,994	5,818	178,919	184,737	251,331
Fixed rates	-	320,980	-	-	-	295
Securities	11,119,907	9,803,500	2,450	-	2,450	352
Other	-	86,232	-	-	-	648
Commitments to sell	339,809,697	354,759,805	(153,033)	(10,707)	(163,740)	282,759
Commodities	213,058	285,142	(377)	-	(377)	1,200
Indexes	82,134,618	66,922,562	(15,760)	10,396	(5,364)	251,425
Interbank market	192,875,013	200,073,545	(138,265)	1,612	(136,653)	(438)
Foreign currency	52,753,782	76,285,487	1,713	(23,661)	(21,948)	31,504
Fixed rates	816,464	-	-	946	946	-
Securities	10,980,060	11,182,670	-	-	-	(932)
Other	36,702	10,399	(344)	-	(344)	-
Swap contracts			(4,327,012)	868,997	(3,458,015)	(1,901,862)
Asset position	509,456,335	429,731,049	5,774,692	3,140,659	8,915,351	12,001,025
Commodities	-	227,877	-	-	-	278
Indexes	201,059,355	171,803,121	98,863	562,436	661,299	1,585,328
Interbank market	39,124,016	58,411,499	917,786	(53,611)	864,175	3,395,193
Foreign currency	14,313,093	15,518,547	1,024,403	148,890	1,173,293	1,631,594
Floating rate	40,741,731	32,286,276	(12,021)	678,683	666,662	324,481
Fixed rates	214,194,749	151,469,943	3,745,661	1,804,108	5,549,769	5,063,948
Securities	3,908	11,514	(15)	110	95	-
Other	19,483	2,272	15	43	58	203
Liability position	513,783,347	432,412,499	(10,101,704)	(2,271,662)	(12,373,366)	(13,902,887)
Commodities	1,207	178,202	-	(3)	(3)	(113)
Indexes	177,377,787	139,329,738	(1,732,016)	(1,695,331)	(3,427,347)	(4,816,044)
Interbank market	28,710,916	39,463,888	(343,801)	(23,920)	(367,721)	(322,199)
Foreign currency	20,426,030	27,124,677	(775,496)	(12,998)	(788,494)	(1,381,719)
Floating rate	39,395,277	33,365,325	(120,108)	(546,632)	(666,740)	(1,198,439)
Fixed rates	247,839,847	192,908,429	(7,129,053)	7,139	(7,121,914)	(6,167,305)
Securities	5,504	33,184	1	(55)	(54)	(16,754)
Other	26,779	9,056	(1,231)	138	(1,093)	(314)
Option contracts	750,241,713	396,237,799	279,175	506,315	785,490	(36,199)
Purchase commitments - long position	166,400,604	90,991,384	1,339,783	(366,788)	972,995	1,095,450
Commodities	516,978	549,301	13,572	2,628	16,200	25,370
Indexes	97,643,083	23,299,928	89,406	(40,440)	48,966	135,202
Interbank market	11,129,288	611,554	28,250	31,760	60,010	13,752
Foreign currency	50,908,490	60,794,165	1,004,575	(606,687)	397,888	638,033
Fixed rates	16,290	5,970	-	29	29	5
Securities	6,117,167	5,661,414	196,421	232,688	429,109	267,140
Other	69,308	69,052	7,559	13,234	20,793	15,948
Commitments to sell - long position	208,434,061	108,053,551	1,562,604	610,101	2,172,705	5,319,939
Commodities	292,843	290,275	4,858	3,275	8,133	8,906
Indexes	155,591,073	64,770,544	144,031	56,313	200,344	104,168
Interbank market	13,158,676	2,193,697	16,122	28,892	45,014	476
Foreign currency	32,178,968	34,119,401	1,161,885	448,648	1,610,533	4,534,913
Fixed rates	147,579	142,547	6,572	(4,054)	2,518	5,825
Securities	7,056,056	6,510,342	228,827	77,324	306,151	664,488
Other	8,866	26,745	309	(297)	12	1,163
Purchase commitments - short position	154,669,645	82,320,599	(1,323,415)	430,970	(892,445)	(1,535,547)
Commodities	363,959	363,329	(4,647)	(5,445)	(10,092)	(7,755)
Indexes	87,770,384	23,351,185	(75,987)	35,030	(40,957)	(214,222)
Interbank market	10,658,967	281,452	(26,942)	9,647	(17,295)	(527)
Foreign currency	50,741,116	53,591,361	(1,151,182)	624,788	(526,394)	(1,144,516)
Fixed rates	95,640	92,153	-	(133)	(133)	(70)
Securities	4,970,271	4,572,067	(57,098)	(219,683)	(276,781)	(152,496)
Other	69,308	69,052	(7,559)	(13,234)	(20,793)	(15,961)
Commitments to sell - short position	220,737,403	114,872,265	(1,299,797)	(167,968)	(1,467,765)	(4,916,041)
Commodities	309,507	394,555	(16,620)	(3,312)	(19,932)	(27,534)
Indexes	176,223,154	69,728,132	(165,383)	(33,613)	(198,996)	(303,772)
Interbank market	9,037,367	1,086,433	(17,787)	(17,977)	(35,764)	(2,344)
Foreign currency	29,876,540	37,480,304	(917,892)	(16,834)	(934,726)	(3,922,770)
Fixed rates	36,139	19,612	(965)	346	(619)	(824)
Securities	5,245,830	6,136,652	(180,841)	(96,875)	(277,716)	(657,660)
Other	8,866	26,577	(309)	297	(12)	(1,137)
Forward contracts	7,946,452	27,870,325	887,050	883	887,933	1,224,154
Purchases receivable	925,088	4,035,781	926,491	287	926,778	3,388,636
Foreign currency	-	-	-	-	-	-
Floating rate	572,411	1,186,516	571,758	280	572,038	1,189,220
Fixed rates	347,236	2,116,199	349,292	24	349,316	2,185,296
Securities	-	146	-	-	-	13,985
Other	5,441	-	5,441	(17)	5,424	-
Purchases payable	-	4,908,415	(926,492)	-	(926,492)	(3,380,729)
Interbank market	-	4,908,415	-	-	-	(1)
Floating rate	-	-	(571,759)	-	(571,759)	(1,187,785)
Fixed rates	-	-	(349,292)	-	(349,292)	(2,178,968)
Securities	-	-	-	-	-	(13,975)
Other	-	-	(5,441)	-	(5,441)	-
Sales receivable	4,553,714	3,123,230	2,985,062	1,768	2,986,830	3,100,237
Commodities	-	17	-	-	-	17
Indexes	112	182	110	-	110	178
Interbank market	1,586,100	258	2,460	46	2,506	257
Floating rate	797,565	883,436	796,642	-	796,642	884,609
Fixed rates	1,268,880	991,833	1,295,925	-	1,295,925	994,939
Securities	901,057	1,247,504	884,481	1,722	886,203	1,220,237
Other	-	-	5,444	-	5,444	-
Sales deliverable	2,467,650	15,802,899	(2,098,011)	(1,172)	(2,099,183)	(1,883,990)
Interbank market	2,462,206	15,802,725	-	(238)	(238)	(2,851)
Floating rate	-	-	(796,642)	(139)	(796,781)	(885,168)
Fixed rates	-	-	(1,295,925)	(815)	(1,296,740)	(995,797)
Securities	-	174	-	-	-	(174)
Other	5,444	-	(5,444)	20	(5,424)	-

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.26

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	06/30/2017	06/30/2016	06/30/2017	06/30/2017	06/30/2017	06/30/2016
Credit derivatives	13,047,596	12,160,490	(5,887)	76,298	70,411	11,971
Asset position	7,800,633	4,972,867	221,700	32,533	254,233	244,084
Foreign currency	6,023,108	3,965,708	221,208	(19,760)	201,448	213,120
Fixed rate	148,869	32,098	(565)	3,263	2,698	802
Securities	1,302,456	791,980	849	42,236	43,085	25,243
Other	326,200	183,081	208	6,794	7,002	4,919
Liability position	5,246,963	7,187,623	(227,587)	43,765	(183,822)	(232,113)
Foreign currency	4,641,239	4,801,057	(227,643)	60,540	(167,103)	(140,024)
Fixed rate	-	337,029	-	-	-	(3,269)
Securities	442,249	1,675,447	25	(10,881)	(10,856)	(76,111)
Other	163,475	374,090	31	(5,894)	(5,863)	(12,709)
Forwards operations	259,294,196	227,421,067	(203,223)	159,081	(44,142)	2,479,732
Asset position	126,981,834	122,709,002	2,166,674	232,554	2,399,228	6,709,687
Commodities	127,260	259,565	17,167	(1,070)	16,097	32,543
Indexes	285,101	331,463	5,312	-	5,312	38,252
Foreign currency	126,568,660	122,092,949	2,144,158	233,624	2,377,782	6,637,641
Securities	813	25,025	37	-	37	1,251
Liability position	132,312,362	104,712,065	(2,369,897)	(73,473)	(2,443,370)	(4,229,955)
Commodities	184,397	104,726	(34,644)	1,242	(33,402)	(5,497)
Indexes	582,274	198,974	(15,095)	-	(15,095)	(19,342)
Foreign currency	131,509,453	104,408,365	(2,319,057)	(74,715)	(2,393,772)	(4,205,116)
Securities	36,238	-	(1,101)	-	(1,101)	-
Target flow of swap	1,214,580	1,479,490	(273,663)	21,304	(252,359)	(221,390)
Asset position - Foreign currency	754,580	909,490	16,454	12,584	29,038	121,910
Liability position - Interbank market	460,000	570,000	(290,117)	8,720	(281,397)	(343,300)
Other derivative financial instruments	4,609,325	17,595,613	127,061	(15,040)	112,021	896,813
Asset position	2,718,729	13,078,471	146,995	24,222	171,217	4,978,347
Foreign currency	100,064	8,999,022	3,655	938	4,593	4,589,939
Fixed rate	1,573,234	1,306,618	85,657	7,672	93,329	64,581
Securities	891,450	2,415,432	57,710	9,382	67,092	311,492
Other	153,981	357,399	(27)	6,230	6,203	12,335
Liability position	1,890,596	4,517,142	(19,934)	(39,262)	(59,196)	(4,081,534)
Indexes	-	11,220	-	-	-	(470)
Foreign currency	48,944	3,444,698	(9,561)	8,583	(978)	(4,037,401)
Fixed rate	82,705	-	(988)	(1,880)	(2,868)	-
Securities	1,423,252	866,909	(9,106)	(39,554)	(48,660)	(39,522)
Other	335,695	194,315	(279)	(6,411)	(6,690)	(4,141)
		Assets	15,109,719	3,850,681	18,960,400	37,197,606
		Liabilities	(18,656,954)	(2,070,082)	(20,727,036)	(34,506,096)
		Total	(3,547,235)	1,780,599	(1,766,636)	2,691,510

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	06/30/2017	06/30/2016
Futures	134,439,897	149,678,614	112,653,802	150,722,661	547,494,974	517,193,802
Swaps	18,808,132	69,211,127	73,187,165	342,475,219	503,681,643	420,971,322
Options	285,236,949	266,996,438	176,360,756	21,647,570	750,241,713	396,237,799
Forwards (onshore)	6,465,896	722,606	757,568	382	7,946,452	27,870,325
Credit derivatives	165,410	898,635	506,165	11,477,386	13,047,596	12,160,490
Forwards (offshore)	61,532,994	120,466,052	61,364,384	15,930,766	259,294,196	227,421,067
Target flow of swap	-	921,788	292,792	-	1,214,580	1,479,490
Other derivative financial instruments	24,398	401,714	544,612	3,638,601	4,609,325	17,595,613

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.27

II -	Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	06/30/2017										06/30/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures	(30,736)	162,761	132,025	0.7	184,880	(12,476)	2,649	(1,584)	4,742	(46,186)	238,291
B3	(30,736)	163,767	133,031	0.7	184,880	(11,835)	2,773	(1,343)	4,742	(46,186)	238,291
Companies	-	(758)	(758)	0.0	-	(474)	(101)	(183)	-	-	-
Financial institutions	-	(248)	(248)	0.0	-	(167)	(23)	(58)	-	-	-
Swaps - adjustment receivable	5,774,692	3,140,659	8,915,351	47.0	73,911	206,992	355,669	875,173	1,387,024	6,016,582	12,001,025
B3	748,619	237,581	986,200	5.2	26,554	8,174	11,962	122,439	159,164	657,907	1,987,657
Companies	2,319,714	1,307,708	3,627,422	19.1	28,650	137,641	224,217	356,970	433,285	2,446,659	6,367,255
Financial institutions	2,590,142	1,301,243	3,891,385	20.5	17,309	60,212	111,223	392,780	580,916	2,728,945	3,364,475
Individuals	116,217	294,127	410,344	2.2	1,398	965	8,267	2,984	213,659	183,071	281,638
Option premiums	2,902,387	243,313	3,145,700	16.7	1,356,980	283,318	351,933	574,510	409,277	169,682	6,415,389
B3	1,479,058	301,617	1,780,675	9.5	1,251,264	136,187	95,941	218,293	36,488	42,502	2,498,003
Companies	480,937	(22,982)	457,955	2.4	23,448	52,618	46,026	139,140	144,059	52,664	697,944
Financial institutions	938,030	(33,601)	904,429	4.8	82,268	93,724	209,771	215,722	228,428	74,516	3,214,976
Individuals	4,362	(1,721)	2,641	0.0	-	789	195	1,355	302	-	4,466
Forwards (onshore)	3,911,553	2,055	3,913,608	20.6	3,502,909	133,272	178,720	98,400	13	294	6,488,873
B3	887,051	1,768	888,819	4.7	478,120	133,272	178,720	98,400	13	294	1,233,851
Financial institutions	1,163,651	15	1,163,666	6.1	1,163,666	-	-	-	-	-	2,318,878
Companies	1,860,851	272	1,861,123	9.8	1,861,123	-	-	-	-	-	2,936,144
Credit derivatives - Financial institutions	221,700	32,533	254,233	1.3	1,306	289	1,100	3,256	14,523	233,759	244,084
Forwards (offshore)	2,166,674	232,554	2,399,228	12.6	326,417	388,986	587,712	594,500	309,096	192,517	6,709,687
B3	192,935	(1)	192,934	1.0	44,305	45,288	53,019	50,261	61	-	267,520
Companies	764,896	125,810	890,706	4.7	126,657	173,432	196,611	214,845	109,348	69,813	3,099,917
Financial institutions	1,208,172	106,645	1,314,817	6.9	155,404	169,887	337,981	329,194	199,647	122,704	3,327,898
Individuals	671	100	771	0.0	51	379	101	200	40	-	14,352
Target flow of swap - Companies	16,454	12,584	29,038	0.2	-	29,038	-	-	-	-	121,910
Other derivative financial instruments	146,995	24,222	171,217	0.9	54	18,815	3,608	5,970	10,217	132,553	4,978,347
Companies	61,339	16,548	77,887	0.4	54	18,803	3,335	5,782	5,362	44,551	1,252,846
Financial institutions	85,656	7,672	93,328	0.5	-	12	273	188	4,853	88,002	3,721,350
Individuals	-	2	2	0.0	-	-	-	-	2	-	4,151
Total	15,109,719	3,850,681	18,960,400	100.0	5,446,457	1,048,234	1,481,391	2,150,225	2,134,892	6,699,201	37,197,606
% per maturity term					28.8	5.5	7.8	11.3	11.3	35.3
Total – 06/30/2016	30,496,009	6,701,597	37,197,606	100.0	8,456,297	3,921,302	3,910,389	7,273,546	4,865,305	8,770,767
% per maturity term					22.7	10.5	10.5	19.6	13.1	23.6

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.28

	06/30/2017										06/30/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(10,101,704)	(2,271,662)	(12,373,366)	59.6	(83,586)	(178,594)	(466,566)	(775,066)	(3,534,815)	(7,334,739)	(13,902,887)
B3	(754,920)	(535,565)	(1,290,485)	6.2	(22,262)	(8,260)	(50,541)	(46,900)	(234,528)	(927,994)	(1,674,837)
Companies	(2,098,413)	(47,808)	(2,146,221)	10.4	(26,222)	(58,908)	(213,045)	(311,102)	(410,441)	(1,126,503)	(2,709,615)
Financial institutions	(2,747,382)	(1,712,329)	(4,459,711)	21.4	(28,791)	(75,545)	(165,279)	(382,848)	(770,999)	(3,036,249)	(4,305,465)
Individuals	(4,500,989)	24,040	(4,476,949)	21.6	(6,311)	(35,881)	(37,701)	(34,216)	(2,118,847)	(2,243,993)	(5,212,970)
Option premiums	(2,623,212)	263,002	(2,360,210)	11.4	(700,139)	(266,754)	(380,413)	(478,958)	(407,848)	(126,098)	(6,451,588)
B3	(1,166,303)	254,073	(912,230)	4.4	(554,159)	(52,537)	(101,819)	(142,421)	(60,948)	(346)	(2,454,677)
Companies	(347,117)	(231,776)	(578,893)	2.8	(20,492)	(67,994)	(103,081)	(153,350)	(168,176)	(65,800)	(767,123)
Financial institutions	(1,099,163)	249,689	(849,474)	4.1	(125,393)	(141,268)	(171,804)	(180,261)	(173,129)	(57,619)	(3,203,041)
Individuals	(10,629)	(8,984)	(19,613)	0.1	(95)	(4,955)	(3,709)	(2,926)	(5,595)	(2,333)	(26,747)
Forwards (onshore)	(3,024,503)	(1,172)	(3,025,675)	14.6	(3,025,438)	(16)	(69)	(152)	-	-	(5,264,719)
B3	-	(237)	(237)	0.0	-	(16)	(69)	(152)	-	-	(16,061)
Companies	(1,860,852)	(136)	(1,860,988)	9.0	(1,860,988)	-	-	-	-	-	(2,934,802)
Financial institutions	(1,163,651)	(799)	(1,164,450)	5.6	(1,164,450)	-	-	-	-	-	(2,313,856)

Credit derivatives - Financial institutions	(227,587)	43,765	(183,822)	0.9	-	-	(800)	(769)	(2,961)	(179,292)	(232,113)

Forwards (offshore)	(2,369,897)	(73,473)	(2,443,370)	11.8	(385,694)	(396,285)	(500,167)	(360,916)	(237,656)	(562,652)	(4,229,955)
B3	(165,961)	1	(165,960)	0.8	(34,781)	(51,221)	(42,576)	(37,400)	18	-	(319,549)
Companies	(562,266)	(23,605)	(585,871)	2.8	(147,090)	(132,890)	(178,935)	(77,301)	(25,416)	(24,239)	(1,254,053)
Financial institutions	(1,640,355)	(49,818)	(1,690,173)	8.2	(203,800)	(211,288)	(278,364)	(246,178)	(212,130)	(538,413)	(2,652,824)
Individuals	(1,315)	(51)	(1,366)	0.0	(23)	(886)	(292)	(37)	(128)	-	(3,529)
Target flow of swap - Companies	(290,117)	8,720	(281,397)	1.4	-	(220,612)	-	(60,785)	-	-	(343,300)
Other derivative financial instruments	(19,934)	(39,262)	(59,196)	0.3	(151)	(117)	(473)	(6,161)	(11,583)	(40,711)	(4,081,534)
B3	-	(187)	(187)	0.0	-	-	-	(187)	-	-	-
Companies	(19,934)	(39,075)	(59,009)	0.3	(151)	(117)	(473)	(5,974)	(11,583)	(40,711)	(686,752)
Financial institutions	-	-	-	0.0	-	-	-	-	-	-	(3,393,279)
Individuals	-	-	-	0.0	-	-	-	-	-	-	(1,503)
Total	(18,656,954)	(2,070,082)	(20,727,036)	100.0	(4,195,008)	(1,062,378)	(1,348,488)	(1,682,807)	(4,194,863)	(8,243,492)	(34,506,096)
% per maturity term					20.2	5.1	6.5	8.1	20.2	39.9
Total – 06/30/2016	(31,292,709)	(3,213,387)	(34,506,096)	100.0	(7,075,708)	(2,522,423)	(2,479,700)	(6,108,401)	(3,370,890)	(12,948,974)
% per maturity term					20.5	7.3	7.2	17.7	9.8	37.5

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.29

III -	Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	06/30/2017
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Target flow of swap	Other derivative financial instruments
B3	436,697,700	31,431,598	646,223,234	4,949,475	-	68,325,787	-	-
Overt-the-counter market	110,797,274	472,250,045	104,018,479	2,996,977	13,047,596	190,968,409	1,214,580	4,609,325
Financial institutions	110,469,279	301,887,079	74,625,347	1,142,368	13,047,596	131,699,264	-	1,573,234
Companies	327,995	121,305,045	28,936,436	1,854,609	-	59,190,938	1,214,580	3,036,091
Individuals	-	49,057,921	456,696	-	-	78,207	-	-
Total	547,494,974	503,681,643	750,241,713	7,946,452	13,047,596	259,294,196	1,214,580	4,609,325
Total – 06/30/2016	517,193,802	420,971,322	396,237,799	27,870,325	12,160,490	227,421,067	1,479,490	17,595,613

IV -	Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on calculation of Required Referential Equity.

	06/30/2017			06/30/2016
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(7,837,834)	5,209,762	(2,628,072)	(8,055,377)	4,105,113	(3,950,264)
Total	(7,837,834)	5,209,762	(2,628,072)	(8,055,377)	4,105,113	(3,950,264)

The effect on the referential equity (Note 3) was R$ 65,943 (R$ 336,215 at 06/30/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.30

V -	Accounting hedge

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING PRUDENTIAL is to hedge cash flows of interest receipt and payment (CDB / Redeemable Preferred Shares / Syndicated Loans / Assets Transactions, Asset-backed Repurchase and Funding) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR / SELIC/ UF* / TPM*), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over, LIBOR, SELIC, UF*, TPM* and foreign exchange rate.

*UF (Chilean Unit of Account) / *TPM (Monetary Policy Rate).

	06/30/2017			06/30/2016
	Hedge Instrument		Hedge assets	Hedge Instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	71,522,389	(3,639,747)	69,964,363	86,503,505	(1,286,957)	87,581,336
Hedge of syndicated loan	2,646,560	(8,824)	2,646,560	6,740,580	(95,196)	6,740,580
Hedge of Highly Probable Expected Transaction	260,747	1,213	260,701	-	-	-
Hedge of assets transactions	22,775,621	616,271	22,159,018	11,199,531	20,844	12,223,651
Hedge of Asset-backed Securities under Repurchase Agreements	16,247,558	255,675	16,035,159	-	-	-
Hedge of UF - denominated assets	13,337,682	9,888	13,337,682	8,162,552	5,615	8,162,552
Hedge of funding	4,883,252	(23,685)	4,883,252	2,984,360	(24,750)	2,984,360
Hedge of loan operations	1,037,457	20,376	1,037,457	738,950	8,602	738,950
Total		(2,768,833)			(1,371,842)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (921,116) (R$ 380,205 at 06/30/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against the exposure to future interest rate, ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DDI Futures contracts on B3 and NDF (Non Deliverable Forward) contracts traded in the over-the-counter market. During the second quarter of 2016, part of the flow of these agreements was realized, and, accordingly, Asset Valuation Adjustment was reclassified and included in the deemed cost of assets related to Hedge of Highly Probable Forecast Transaction.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR/ SELIC / TPM and UF), ITAÚ UNIBANCO HOLDING PRUDENTIAL negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING PRUDENTIAL consists of hedging the exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets.

	06/30/2017				06/30/2016
	Hedge instrument		Hedge assets		Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	3,291,118	(94,568)	3,291,118	94,925	3,159,409	(89,437)	3,159,409	84,387
Hedge of available-for-sale securities	472,410	(32,305)	472,410	33,769	10,980	46	10,980	(201)
Hedge of syndicated loan	795,064	(1,534)	795,064	1,667	-	-	-	-
Hedge of funding	11,081,876	(36,833)	11,081,876	22,037	6,403,644	12,347	6,403,644	(12,851)
Total		(165,240)		152,398		(77,044)		71,335

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in interest receipt, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses interest rate swap contracts. Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and denominated in Euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2017 and 2030.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.31

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING PRUDENTIAL's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	06/30/2017			06/30/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Nominal value	Adjustment to market value (*)	Nominal value
Hedge of net investment in foreign operations (*)	21,624,382	(508,946)	12,397,245	-	-	-
Total		(508,946)			-

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING PRUDENTIAL uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	06/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,456,257	15,136,015	7,822,144	13,299,196	131,878	1,676,899	-	71,522,389
Hedge of syndicated loan	2,646,560	-	-	-	-	-	-	2,646,560
Hedge of Highly Probable Expected Transaction	148,733	98,041	13,973	-	-	-	-	260,747
Hedge of assets transactions	15,223,711	6,389,914	-	1,161,996	-	-	-	22,775,621
Hedge of assets denominated in UF	11,821,078	332,514	1,160,150	-	23,940	-	-	13,337,682
Hedge of funding (Cash flow)	1,420,582	798,579	396,047	879,384	556,661	831,999	-	4,883,252
Hedge of loan operations (Cash flow)	-	-	24,940	19,952	169,592	822,973	-	1,037,457
Hedge of loan operations (Market risk)	433,131	200,203	146,269	25,631	633,355	293,508	1,559,021	3,291,118
Hedge of syndicated loan (Market risck)	-	795,064	-	-	-	-	-	795,064
Hedge of funding (Market risk)	3,522,024	100,207	4,098,364	346,590	8,760	1,157,155	1,848,776	11,081,876
Hedge of available-for-sale securities	-	-	-	218,286	-	254,124	-	472,410
Asset-backed securities under repurchase agreements	28,182	10,988,574	4,581,168	649,634	-	-	-	16,247,558
Hedge of net investment in foreign operations (*)	21,624,382	-	-	-	-	-	-	21,624,382
Total	90,324,640	34,839,111	18,243,055	16,600,669	1,524,186	5,036,658	3,407,797	169,976,116

	06/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	31,189,985	29,163,887	12,480,638	6,233,224	7,316,765	119,006	-	86,503,505
Hedge of syndicated loan	6,740,580	-	-	-	-	-	-	6,740,580
Hedge of assets transactions	4,627,346	5,308,970	728,884	-	534,331	-	-	11,199,531
Hedge of assets denominated in UF	6,595,556	-	-	1,566,996	-	-	-	8,162,552
Hedge of funding (Cash flow)	-	1,389,254	-	-	354,143	1,240,963	-	2,984,360
Hedge of loan operations (Cash flow)	123,560	-	-	24,390	19,512	571,488	-	738,950
Hedge of loan operations (Market risk)	188,861	726,749	159,869	78,972	32,432	360,302	1,612,224	3,159,409
Hedge of funding (Market risk)	483,817	2,930,138	97,603	2,563,048	329,038	-	-	6,403,644
Hedge of available-for-sale securities	10,980	-	-	-	-	-	-	10,980
Total	49,960,685	39,518,998	13,466,994	10,466,630	8,586,221	2,291,759	1,612,224	125,903,511

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.32

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Opening balance	1,788,218	(5,710,497)
Adjustments with impact on:
Results	(2,667,495)	2,838,084
Trading securities	(60,701)	1,513,930
Derivative financial instruments	(2,606,794)	1,324,154
Stockholders’ equity	(602,632)	4,106,287
Available-for-sale	458,362	2,795,885
Accounting hedge – derivative financial instruments - Futures	(1,060,994)	1,310,402
Closing balance	(1,481,909)	1,233,874
Adjustment to market value	(1,481,909)	1,233,874
Trading securities	406,899	404,389
Available-for-sale securities	(391,628)	(1,286,883)
Derivative financial instruments	(1,497,180)	2,116,368
Trading securities	1,780,599	3,488,210
Accounting hedge	(3,277,779)	(1,371,842)
Futures	(3,277,779)	(1,371,842)
(*)	The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of the Central Bank means not converted into cash.

i)	Realized gain of securities portfolio and derivatives financial instruments

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Gain (loss) – trading securities	1,107,339	967,664
Gain (loss) – available-for-sale securities	212,221	(403,839)
Gain (loss) – derivatives	5,219,685	7,824,977
Gain (loss) – foreign exchange variation on investments abroad	684,412	(8,884,374)
Total	7,223,657	(495,572)

During the period ended 06/30/2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL recognized impairment expenses of R$ 578,844, with on Available-for-sale securities in the amount R$ 279,179 and Held-to-Maturity Financial Assets in the amount of R$ 299,665. Total loss, net of reversals, amounted to R$ 366,401 (R$ 223,914 of loss at 06/30/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.33

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475, ITAÚ UNIBANCO HOLDING PRUDENTIAL carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING PRUDENTIAL exposure under exceptional scenarios.

The sensitivity analyses of the non-trading and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Trading portfolio	Exposures	06/30/2017 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(647)	(128,658)	(220,365)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(418)	(36,538)	(74,027)
Foreign Exchange Rates	Prices of Foreign Currencies	(632)	54,222	85,661
Price Index Linked	Interest of Inflation coupon	(192)	(33,721)	(65,059)
TR	TR Linked Interest Rates	(0)	(4)	(9)
Equities	Prices of Equities	164	(2,992)	52,902
Other	Exposures that do not fall under the definitions above	6	(25)	(68)
TOTAL		(1,719)	(147,716)	(220,966)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	06/30/2017 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(8,420)	(1,917,113)	(3,744,260)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(4,132)	(370,406)	(728,104)
Foreign Exchange Rates	Prices of Foreign Currencies	(5,873)	58,131	114,968
Price Index Linked	Interest of Inflation coupon	(1,935)	(265,878)	(508,161)
TR	TR Linked Interest Rates	514	(125,338)	(295,113)
Equities	Prices of Equities	3,578	(36,797)	22,030
Other	Exposures that do not fall under the definitions above	18	(973)	(6,242)
TOTAL		(16,249)	(2,658,373)	(5,144,882)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point to the fixed interest rate, currency coupon, inflation, and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING PRUDENTIAL are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.34

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	06/30/2017										06/30/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	200,080,288	104,054,629	42,147,569	18,349,551	10,315,379	7,467,203	7,009,996	4,205,222	10,854,867	404,484,704	419,219,652
Loans and discounted trade receivables	74,077,292	84,594,561	32,379,570	14,301,929	7,861,138	5,524,887	5,054,226	3,407,156	9,358,255	236,559,014	247,411,126
Financing	56,905,027	12,094,744	7,371,800	3,049,132	1,863,311	1,078,005	1,320,035	657,160	960,817	85,300,031	93,401,722
Farming and agribusiness financing	8,695,030	1,105,824	652,372	60,253	111,014	143,310	173	419	21,565	10,789,960	9,213,813
Real estate financing	60,402,939	6,259,500	1,743,827	938,237	479,916	721,001	635,562	140,487	514,230	71,835,699	69,192,991
Lease operations	2,440,633	3,457,264	1,008,160	442,828	181,721	89,947	94,408	32,891	188,243	7,936,095	9,368,074
Credit card operations	-	53,000,352	2,230,746	1,547,478	821,210	502,364	565,691	489,474	2,767,257	61,924,572	59,747,668
Advance on exchange contracts (1)	2,094,808	713,823	1,153,290	115,337	61,790	74,266	65,340	-	13,294	4,291,948	5,031,842
Other sundry receivables (2)	165,127	774,983	2,476	29,937	3,923	1,123	12,245	1,356	246,526	1,237,696	4,581,680
Total operations with credit granting characteristics	204,780,856	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,680	4,728,943	14,070,187	479,875,015	497,948,916
Financial Guarantees Provided(3)	-	-	-	-	-	-	-	-	-	72,628,744	75,198,859
Total with Financial Guarantees Provided	204,780,856	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,680	4,728,943	14,070,187	552,503,759	573,147,775
Total – 06/30/2016	227,567,645	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,551,970	497,948,916
(1)	Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);
(2)	Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.35

II –	By maturity and risk level

	06/30/2017										06/30/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,957,538	1,901,757	1,564,374	1,209,075	1,528,904	1,434,615	4,019,650	13,615,913	15,212,324
01 to 30	-	-	88,911	76,561	57,116	38,966	61,703	41,704	165,660	530,621	746,456
31 to 60	-	-	58,435	64,102	49,117	33,632	56,609	45,206	157,578	464,679	582,148
61 to 90	-	-	77,801	58,232	47,037	34,463	54,987	35,162	143,323	451,005	525,862
91 to 180	-	-	141,343	176,542	141,358	97,340	128,686	113,545	402,172	1,200,986	1,552,554
181 to 365	-	-	232,959	283,938	264,292	182,186	218,037	239,277	724,839	2,145,528	2,665,308
Over 365	-	-	1,358,089	1,242,382	1,005,454	822,488	1,008,882	959,721	2,426,078	8,823,094	9,139,996
Overdue installments	-	-	932,594	1,084,544	1,020,096	1,134,788	1,111,720	1,140,377	6,162,817	12,586,936	16,569,777
01 to 14	-	-	8,046	39,793	31,983	22,360	20,318	19,175	81,817	223,492	248,216
15 to 30	-	-	775,652	129,229	95,136	278,579	48,200	41,255	121,369	1,489,420	1,748,226
31 to 60	-	-	148,896	777,821	185,592	154,556	140,655	92,106	492,669	1,992,295	3,386,238
61 to 90	-	-	-	109,933	645,669	131,475	141,906	96,799	405,102	1,530,884	1,677,081
91 to 180	-	-	-	27,768	61,716	479,525	716,469	835,372	1,142,395	3,263,245	4,169,910
181 to 365	-	-	-	-	-	68,293	44,172	55,670	3,828,041	3,996,176	5,099,888
Over 365	-	-	-	-	-	-	-	-	91,424	91,424	240,218
Subtotal	-	-	2,890,132	2,986,301	2,584,470	2,343,863	2,640,624	2,574,992	10,182,467	26,202,849	31,782,101
Specific allowance	-	-	(28,901)	(89,590)	(258,447)	(703,159)	(1,320,312)	(1,802,494)	(10,182,467)	(14,385,370)	(18,351,934)
Subtotal - 06/30/2016	-	-	3,234,144	3,306,977	3,085,442	2,760,879	2,939,568	2,804,332	13,650,759	31,782,101
	Non-overdue operations
Falling due installments	204,287,480	160,661,505	43,107,461	17,260,336	8,516,224	5,736,548	5,020,405	2,011,782	3,848,560	450,450,301	463,216,735
01 to 30	15,614,365	33,768,517	6,647,046	3,068,849	932,721	563,243	481,932	253,874	517,474	61,848,021	72,845,201
31 to 60	14,975,332	14,332,987	3,787,982	975,210	421,797	311,044	607,036	38,739	206,038	35,656,165	30,849,471
61 to 90	9,114,575	9,680,192	2,737,923	875,814	230,679	161,246	618,595	40,845	110,842	23,570,711	25,037,681
91 to 180	21,085,863	18,578,150	6,119,400	1,702,095	713,369	467,084	420,692	237,279	257,007	49,580,939	50,444,690
181 to 365	25,673,199	20,296,714	6,247,522	2,835,269	892,108	537,502	399,933	240,590	566,122	57,688,959	58,553,170
Over 365	117,824,146	64,004,945	17,567,588	7,803,099	5,325,550	3,696,429	2,492,217	1,200,455	2,191,077	222,105,506	225,486,522
Overdue up to 14 days	493,376	1,339,546	544,648	238,494	283,329	54,492	86,651	142,169	39,160	3,221,865	2,950,080
Subtotal	204,780,856	162,001,051	43,652,109	17,498,830	8,799,553	5,791,040	5,107,056	2,153,951	3,887,720	453,672,166	466,166,815
Generic allowance	-	(810,005)	(436,521)	(524,965)	(879,955)	(1,737,312)	(2,553,528)	(1,507,766)	(3,887,720)	(12,337,772)	(9,889,442)
Subtotal - 06/30/2016	227,567,645	154,696,218	44,031,005	18,864,692	7,476,070	5,947,746	3,004,960	1,677,268	2,901,211	466,166,815
Grand total	204,780,856	162,001,051	46,542,241	20,485,131	11,384,023	8,134,903	7,747,680	4,728,943	14,070,187	479,875,015	497,948,916
Existing allowance	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(9,477,501)	(11,619,970)	(6,146,680)	(14,070,187)	(37,417,334)	(38,465,025)
Minimum allowance required	-	(810,005)	(465,422)	(614,555)	(1,138,402)	(2,440,471)	(3,873,840)	(3,310,260)	(14,070,187)	(26,723,142)	(28,241,376)
Additional allowance included Financial
Guarantees Provided	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(10,694,192)	(10,223,649)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,884,402)	(879,029)
Additional allowance (3)	-	-	-	-	-	(3,518,515)	(3,873,065)	(1,418,210)	-	(8,809,790)	(9,344,620)
Grand total - 06/30/2016	227,567,645	154,696,218	47,265,149	22,171,669	10,561,512	8,708,625	5,944,528	4,481,600	16,551,970	497,948,916

Existing allowance	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(12,670,423)	(8,915,604)	(5,825,184)	(16,551,970)	(38,465,025)
Minimum allowance required	-	(773,481)	(472,651)	(665,151)	(1,056,152)	(2,612,587)	(2,972,264)	(3,137,120)	(16,551,970)	(28,241,376)
Additional allowance included Financial
Guarantees Provided	-	-	-	-	-	(5,028,918)	(2,971,670)	(1,344,032)	-	(10,223,649)
Financial Guarantees Provided (4)	-	-	-	-	-	-	-	-	-	(879,029)
Additional allowance (3)	-	-	-	-	-	(5,028,918)	(2,971,670)	(1,344,032)	-	(9,344,620)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy.
(2)	The balance of non-accrual operations amounts to R$ 18,644,587 (R$ 21,613,117 at 06/30/2016);
(3)	Allocated to each level of risk in order to explain the additional volume.
(4)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on June 30, 2016 was reclassified for comparison purposes.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.36

III –	By business sector

	06/30/2017%		06/30/2016%
Public Sector	1,970,207	0.4%	3,046,356	0.6%
Private sector	477,904,808	99.6%	494,902,560	99.4%
Companies	249,100,486	51.9%	265,047,701	53.2%
Individuals	228,804,322	47.7%	229,854,859	46.2%
Grand total	479,875,015	100.0%	497,948,916	100.0%

IV -	Financial guarantees provided by type

	06/30/2017		06/30/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	36,343,398	(854,690)	29,043,235	(164,832)
Sundry bank guarantees	24,527,088	(841,492)	35,358,841	(509,036)
Other financial guarantees provided	4,518,126	(110,046)	5,818,777	(131,327)
Tied to the distribution of marketable securities via a Public Offering	2,713,120	(1,137)	-	-
Restricted to bids, auctions, service provision or execution of works	3,715,888	(70,566)	3,605,288	(52,167)
Restricted to supply of goods	566,529	(5,654)	722,752	(3,461)
Restricted to international trade of goods	244,595	(817)	495,350	(18,206)
Total	72,628,744	(1,884,402)	75,044,243	(879,029)
(*)	The breakdown of balances as at 06/30/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

b)	Credit concentration

	06/30/2017		06/30/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,770,679	0.9	4,090,276	0.7
10 largest debtors	30,035,211	5.4	31,780,724	5.5
20 largest debtors	47,742,002	8.6	48,773,149	8.5
50 largest debtors	77,607,529	14.1	82,219,900	14.3
100 largest debtors	103,633,970	18.8	110,162,906	19.2
(*)	The amounts include financial guarantees provided.

	06/30/2017		06/30/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,620,682	1.1	7,708,999	1.1
10 largest debtors	41,074,823	6.5	46,124,087	6.8
20 largest debtors	66,190,097	10.5	75,579,690	11.2
50 largest debtors	109,056,704	17.4	122,706,046	18.2
100 largest debtors	143,634,534	22.9	162,511,940	24.1
(*)	The amounts include financial guarantees provided.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.37

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Opening balance	(37,431,102)	(33,520,941)
Balance arising from the merger with Corpbanca (Note 2c)	-	(2,282,754)
Effect of change in consolidation criteria (Note 2b)	-	(475,019)
Adjustments arising from the first-time adoption of Resolution No. 4,512/16	(401,640)	-
Net increase for the period	(10,485,647)	(13,314,788)
Required by Resolution No. 2,682/99	(10,632,744)	(14,076,323)
Required by Resolution No. 4,512/16	(37,317)	-
Additional allowance (1)	184,414	761,535
Others	6,707	-
Write-Off	10,818,949	10,674,201
Exchange variation	75,399	454,276
Closing balance (2)	(37,417,334)	(38,465,025)
Required by Resolution No. 2,682/99	(26,723,142)	(28,241,376)
Specific allowance (3)	(14,385,370)	(18,351,934)
Generic allowance (4)	(12,337,772)	(9,889,442)
Additional allowance included Provision for Financial Guarantees Provided	(10,694,192)	(10,223,649)
Provision for Financial Guarantees Provided (5)	(1,884,402)	(879,029)
Additional allowance (1)	(8,809,790)	(9,344,620)
(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999.
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (344,140) (R$ (358,198) at 06/30/2016).
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of filing for bankruptcy.
(4)	For operations not covered in the previous item due to the classification of the client or operation.
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution No. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter No. 3,782/2016 of the Central Bank of Brazil. The amount on June 30, 2016 was reclassified for comparison purposes.

At June 30, 2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.8% (7.7% at 06/30/2016).

d)	Renegotiated loan operations

	06/30/2017			06/30/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	26,385,631	(10,872,877)	41.2%	24,092,630	(10,436,166)	43.3%
(-) Renegotiated loans overdue up to 30 days (2)	(8,499,416)	1,887,425	22.2%	(7,811,328)	2,181,373	27.9%
Renegotiated loans overdue over 30 days (2)	17,886,215	(8,985,452)	50.2%	16,281,302	(8,254,793)	50.7%
(1)	The amounts related to the lease portfolio are R$ 153,077 (R$ 206,391 at 06/30/2016).
(2)	Delays determined upon renegotiation.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	06/30/2017					01/01 to 06/30/2017	06/30/2016	01/01 to 06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)

Restricted operations on assets
Loan operations	-	40,768	864	2,481,150	2,522,782	165,674	419,946	(15,285)
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	40,761	855	2,481,150	2,522,766	(165,889)	422,235	19,057
Net revenue from restricted operations						(215)		3,772

At June 30, 2017 and 2016 there were no balances in default.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.38

f)	Operations of sale or transfers and acquisitions of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 06/30/2017 where the entity substantially retained the related risks and benefits, is R$ 120,188 (R$ 152,215 at 06/30/2016), composed of real estate financing of R$ 110,468 (R$ 140,663 at 06/30/2016) and farming financing of R$ 9,720 (R$ 11,552 at 06/30/2016).

II -	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	06/30/2017				06/30/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,623,983	2,645,438	2,621,809	2,643,264	2,738,947	2,678,466	2,737,712	2,677,231
Working capital	2,708,888	2,708,888	2,708,888	2,708,888	2,824,373	2,824,373	2,824,322	2,824,322
Vehicles (2)	-	-	3,146	3,146	-	-	5,281	5,281
Companies - loan (2)	-	-	5,843	5,843	-	-	9,809	9,809
Total	5,332,871	5,354,326	5,339,686	5,361,141	5,563,320	5,502,839	5,577,124	5,516,643
(1)	Under Other sundry liabilities.
(2)	Assignment of operations that had already been written down to losses.

Sales or transfers of financial assets without retention of risks and rewards amount to R$ 222,194 (R$ 192,938 at 06/30/2016) having effect on net income for the period R$ 37,308 (R$ 52,837 01/01 to 06/30/2016), net of the Allowance for loan and lease losses.

During the first half, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio, in the amount of R$ 10,556,672, fully written down to losses, was realized for the amount of R$ 141,565, according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were no acquisitions of loan portfolios with the retention of assignor’s risks during the first half of 2017 (R$ 207,037 during the first half of 2016).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.39

Note 9 - Foreign exchange portfolio

	06/30/2017	06/30/2016
Assets - other receivables	61,484,474	57,111,021
Exchange purchase pending settlement – foreign currency	32,410,389	32,568,271
Bills of exchange and term documents – foreign currency	17,318	2,075
Exchange sale rights – local currency	29,630,518	25,342,931
(Advances received) – local currency	(573,751)	(802,256)
Liabilities – other liabilities (Note 2a)	62,075,153	58,734,193
Exchange sales pending settlement – foreign currency	30,200,253	25,211,450
Liabilities from purchase of foreign currency – local currency	31,696,786	33,358,642
Other	178,114	164,101
Memorandum accounts	1,371,365	1,658,172
Outstanding import credits – foreign currency	817,797	903,131
Confirmed export credits – foreign currency	553,568	755,041

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.40

Note 10 – Funding, borrowing and onlending

a)	Summary

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	200,952,390	32,483,556	19,429,352	101,715,342	354,580,640	38.3	311,712,656	34.8
Deposits received under securities repurchase agreements	201,422,117	19,649,762	31,392,486	89,093,892	341,558,257	36.9	355,053,582	39.6
Funds from acceptance and issuance of securities	5,476,323	23,735,405	18,467,922	60,402,532	108,082,182	11.7	84,234,786	9.4
Borrowing and onlending	4,958,585	21,219,920	15,554,575	27,796,898	69,529,978	7.5	85,261,104	9.5
Subordinated debt	1,003,754	8,275,875	2,569,012	40,255,569	52,104,210	5.6	60,282,082	6.7
Total	413,813,169	105,364,518	87,413,347	319,264,233	925,855,267		896,544,210
% per maturity term	44.7	11.4	9.4	34.5
Total – 06/30/2016	368,759,085	95,050,776	74,029,346	358,705,003	896,544,210
% per maturity term	41.1	10.6	8.3	40.0

b)	Deposits

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	65,453,197	-	-	-	65,453,197	18.4	60,664,111	19.5
Savings accounts	109,542,150	-	-	-	109,542,150	30.9	104,493,158	33.5
Interbank	969,259	1,187,425	296,767	232,940	2,686,391	0.8	6,367,145	2.0
Time deposits	24,985,664	31,296,131	19,132,585	101,482,402	176,896,782	49.9	140,188,242	45.0
Other deposits	2,120	-	-	-	2,120	0.0	-	0.0
Total	200,952,390	32,483,556	19,429,352	101,715,342	354,580,640		311,712,656
% per maturity term	56.6	9.2	5.5	28.7
Total – 06/30/2016	198,977,831	34,111,516	17,619,159	61,004,150	311,712,656
% per maturity term	63.8	10.9	5.7	19.6

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.41

c)	Deposits received under securities repurchase agreements

	06/30/2017						06/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	11,141,184	18,243,810	25,690,663	47,294,796	102,370,453	29.9	169,607,754	47.8
Government securities	4,838,877	56	4,266	432	4,843,631	1.4	22,250,918	6.3
Corporate Securities	4,318,952	516,210	-	-	4,835,162	1.4	1,624,785	0.4
Own issue	1,530,503	17,726,167	25,686,397	47,294,364	92,237,431	27.0	145,516,024	41.0
Foreign	452,852	1,377	-	-	454,229	0.1	216,027	0.1
Third-party portfolio	182,994,666	-	-	-	182,994,666	53.6	125,981,308	35.5
Free portfolio	7,286,267	1,405,952	5,701,823	41,799,096	56,193,138	16.5	59,464,520	16.7
Total	201,422,117	19,649,762	31,392,486	89,093,892	341,558,257		355,053,582
% per maturity term	59.0	5.7	9.2	26.1
Total – 06/30/2016	160,070,929	16,650,250	22,258,345	156,074,058	355,053,582
% per maturity term	45.1	4.6	6.3	44.0

d)	Funds from acceptance and issuance of securities

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	3,226,822	21,145,763	7,277,304	30,518,385	62,168,274	57.5	47,402,664	56.3
Financial	146,776	5,123,088	4,287,992	17,599,161	27,157,017	25.1	18,702,794	22.2
Real estate	1,104,526	10,499,842	1,440,067	5,827,459	18,871,894	17.5	16,331,474	19.4
Bill of credit related to agribusiness	1,975,520	5,522,833	1,549,245	7,091,765	16,139,363	14.9	12,368,396	14.7
Foreign securities	2,156,228	2,156,025	11,100,387	26,282,543	41,695,183	38.6	32,308,749	38.4
Brazil risk note programme	84,506	672,633	3,791,757	1,715,393	6,264,289	5.9	5,065,108	6.0
Structure note issued	126,631	649,307	1,039,576	3,530,907	5,346,421	4.9	6,688,114	7.9
Bonds	1,889,139	506,590	2,854,096	19,114,910	24,364,735	22.5	18,605,908	22.1
Fixed rate notes	2,218	-	3,089,757	-	3,091,975	2.9	786,443	0.9
Eurobonds	-	6,982	-	9,717	16,699	0.0	835,226	1.0
Mortgage notes	15,282	19,053	38,378	289,157	361,870	0.3	-	-
Other	38,452	301,460	286,823	1,622,459	2,249,194	2.1	327,950	0.4
Structured Operations Certificates (*)	93,273	433,617	90,231	3,601,604	4,218,725	3.9	4,523,373	5.3
Total	5,476,323	23,735,405	18,467,922	60,402,532	108,082,182		84,234,786
% per maturity term	5.0	22.0	17.1	55.9
Total – 06/30/2016	3,957,679	11,777,678	9,033,919	59,465,510	84,234,786
% per maturity term	4.7	14.0	10.7	70.6
(*)	As of June 30, 2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,418,309 (R$ 5,111,190 at 06/30/2016) according to BACEN Circular Letter No. 3,623.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.42

e)	Borrowing and onlending

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	3,990,086	17,157,745	11,626,294	9,562,626	42,336,751	60.9	52,311,909	61.4
Domestic	1,593,550	24,252	28,143	31,415	1,677,360	2.4	1,094,117	1.3
Foreign (*)	2,396,536	17,133,493	11,598,151	9,531,211	40,659,391	58.5	51,217,792	60.1
Onlending	968,499	4,062,175	3,928,281	18,234,272	27,193,227	39.1	32,949,195	38.6
Domestic – official institutions	968,499	4,062,175	3,928,281	18,234,272	27,193,227	39.1	32,948,550	38.6
BNDES	468,471	1,666,943	1,570,802	8,807,411	12,513,627	18.0	13,104,222	15.4
FINAME	492,780	2,266,776	2,306,252	8,971,135	14,036,943	20.2	19,188,195	22.5
Other	7,248	128,456	51,227	455,726	642,657	0.9	656,133	0.8
Foreign	-	-	-	-	-	0.0	645	0.0
Total	4,958,585	21,219,920	15,554,575	27,796,898	69,529,978		85,261,104
% per maturity term	7.1	30.5	22.4	40.0
Total – 06/30/2016	5,656,149	23,084,469	23,918,078	32,602,408	85,261,104
% per maturity term	6.6	27.1	28.1	38.2
(*)	Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to June 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.43

f)	Subordinated debt

	06/30/2017						06/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	2,201,720	3.7
Financial treasury bills	975,076	8,061,046	2,499,345	9,044,417	20,579,884	39.5	27,473,209	45.5
Euronotes	-	-	-	26,148,134	26,148,134	50.2	25,368,718	42.1
Bonds	28,678	214,829	69,667	5,110,764	5,423,938	10.4	5,300,461	8.8
(-) Transaction costs incurred (Note 4b)	-	-	-	(47,746)	(47,746)	(0.1)	(62,026)	(0.1)
Grand total (*)	1,003,754	8,275,875	2,569,012	40,255,569	52,104,210		60,282,082
% per maturity term	1.9	15.9	4.9	77.3
Total – 06/30/2016	96,497	9,426,863	1,199,845	49,558,877	60,282,082
% per maturity term	0.2	15.6	2.0	82.2

(*) According to current legislation, the accounting balance of subordinated debt as of June 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 46,433,564.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	206,000	2010	2017	IPCA + 6.95% to 7.2%	354,045
	1,263,500	2011	2017	108% to 112% of CDI	1,576,558
	789,000			100% of CDI + 1.29% to 1.52%	866,424
	212,400			IPCA + 6.15% to 7.8%	455,254
	118,000			IGPM + 6.55% to 7.6%	239,367
	500,000	2012	2017	100% of CDI + 1.12%	504,973
	42,000	2011	2018	IGPM + 7%	61,681
	30,000			IPCA + 7.53% to 7.7%	48,142
	6,373,127	2012	2018	108% to 113% of CDI	7,312,404
	460,645			IPCA + 4.4% to 6.58%	771,538
	3,782,100			100% of CDI + 1.01% to 1.32%	3,885,543
	112,000			9.95% to 11.95%	183,103
	2,000	2011	2019	109% to 109.7% of CDI	3,812
	1,000	2012	2019	110% of CDI	1,873
	12,000			11.96%	22,073
	100,500			IPCA + 4.7% to 6.3%	166,881
	1,000	2012	2020	111% of CDI	1,883
	20,000			IPCA + 6% to 6.17%	38,689
	6,000	2011	2021	109.25% to 110.5% of CDI	11,753
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,047,012
	20,000			IGPM + 4.63%	26,876
				Total	20,579,884
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,341,498
	1,000,000	2010	2021	5.75%	3,398,502
	750,000	2011	2021	5.75% to 6.2%	2,484,883
	550,000	2012	2021	6.2%	1,819,510
	2,625,000	2012	2022	5.5% to 5.65%	8,850,991
	1,870,000	2012	2023	5.13%	6,205,004
				Total	26,100,388

Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	120,930
	41,528,200	2008	2033	3.5% to 4.5%	209,183
	110,390,929	2008	2033	4.8%	793,041
	98,151,772	2009	2035	4.8%	722,147
	2,000,000	2009	2019	10.7%	2,468
	94,500,000	2009	2019	IPC + 2%	112,198
	140,000,000	2010	2017	IPC + 2%	173,375
	11,311,860	2010	2032	4.4%	69,583
	24,928,312	2010	2035	3.9%	160,026
	125,191,110	2010	2036	4.4%	761,164
	87,087,720	2010	2038	3.9%	554,334
	68,060,124	2010	2040	4.1%	426,753
	33,935,580	2010	2042	4.4%	208,079
	104,000,000	2013	2023	IPC + 2%	113,318
	146,000,000	2013	2028	IPC + 2%	155,745
	510,107,100	2014	2024	LIB + 4%	570,717
	47,831,440	2014	2034	3.8%	270,877
				Total	5,423,938

Total					52,104,210

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.44

Note 11 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING PRUDENTIAL, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a)	Contingent Assets: there are no contingent assets recorded.

b)   Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING PRUDENTIAL is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING PRUDENTIAL complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING PRUDENTIAL records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,495,043 (R$ 2,536,817 at 06/30/2016), in this amount there are no values resulting from interests in joint ventures.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.45

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 53,063 (R$ 464,529 at 06/30/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2017				01/01 to 06/30/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,099,589	6,972,581	258,375	12,330,545	10,921,721
Effect of change in consolidation criteria (Note 2b)				-	23,996
Balance arising from the merger with Corpbanca (Note 2c)				-	140,132
(-) Contingencies guaranteed by indemnity clauses (Note 4m I)	(256,089)	(1,060,459)	-	(1,316,548)	(1,219,585)
Subtotal	4,843,500	5,912,122	258,375	11,013,997	9,866,264
Monetary restatement / charges	62,459	298,973	-	361,432	465,804
Changes in the period reflected in results (Notes 12f and 12i)	594,946	1,092,277	(13,625)	1,673,598	1,619,835
Increase (*)	826,113	1,190,201	10	2,016,324	2,023,854
Reversal	(231,167)	(97,924)	(13,635)	(342,726)	(404,019)
Payment	(628,033)	(1,222,139)	-	(1,850,172)	(1,676,800)
Subtotal	4,872,872	6,081,233	244,750	11,198,855	10,275,103
(+) Contingencies guaranteed by indemnity clauses (Note 4m I)	275,281	1,035,409	-	1,310,690	1,257,176
Closing balance	5,148,153	7,116,642	244,750	12,509,545	11,532,279
Closing balance at 06/30/2016	5,099,492	6,180,222	252,565	11,532,279
Escrow deposits at 06/30/2017	1,492,708	2,198,349	-	3,691,057
Escrow deposits at 06/30/2016	1,611,494	2,111,259	-	3,722,753

(*) Civil provisions include the provision for economic plans amounting to R$ 72,824 (R$ 102,330 from January 1 to June 30, 2016) (Note 21k).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.46

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING PRUDENTIAL classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits.

	01/01 to 06/30/2017			01/01 to 06/30/2016
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	3,767,411	3,506,134	7,273,545	6,553,688
(-) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	(63,343)	(63,343)	(59,156)
Subtotal	3,767,411	3,442,791	7,210,202	6,494,532
Monetary restatement/charges	133,770	230,890	364,660	333,911
Changes in the period reflected in results	39,670	5,346	45,016	83,499
Increase	39,736	209,616	249,352	152,351
Reversal	(66)	(204,270)	(204,336)	(68,852)
Payment	(715)	(11,675)	(12,390)	(68,115)
Subtotal	3,940,136	3,667,352	7,607,488	6,843,827
(+) Contingencies guaranteed by indemnity clauses (Note 4m II)	-	65,207	65,207	61,228
Closing balance (Note 13c)	3,940,136	3,732,559	7,672,695	6,905,055
Closing balance at 06/30/2016 (Note 13c)	3,606,025	3,299,030	6,905,055

	01/01 to 06/30/2017			01/01 to 06/30/2016
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,872,128	528,561	4,400,689	3,884,176
Appropriation of income	59,994	31,816	91,810	203,364
Changes in the period	118,272	(28,519)	89,753	112,084
Reclassification	-	(17,501)	(17,501)	-
Deposited	120,021	856	120,877	153,489
Withdrawals	(193)	(11,874)	(12,067)	(16,309)
Reversals to income	(1,556)	-	(1,556)	(25,096)
Closing balance	4,050,394	531,858	4,582,252	4,199,624
Closing balance at 06/30/2016	3,706,986	492,638	4,199,624

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,247,728: the company is discussing the lack of constitutional support for the increase, established by Law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,230,863;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,042,375: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 110,859;

•	ISS – Banking Activities – R$ 912,875: it is being discussed that certain revenues do not constitute a taxable event of the local tax or it is not included in the list of services of Supplementary Law 116/03 and/or Decree Law 406/68. The total balance of escrow deposit is R$ 345,658;

•	PIS and COFINS – Calculation basis – R$ 602,441: the company is challenging the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 575,301;

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.47

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 18,224,468, are described below:

•	INSS – Non-compensatory amounts – R$ 4,788,326: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,469,734: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 688,729 of this amount is guaranteed in purchase agreements;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,453,516: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Interest on capital – R$ 1,422,732: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,252,490: cases in which the liquidity and the ability of offset credits are discussed;

•	ISS – Banking Institutions – R$ 1,025,816: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law No. 116/03 or Decree Law No. 406/68.

•	IRPJ and CSLL – Disallowance of Tax Losses – R$ 607,157: Discussion on the amount of tax loss carryforwards, which may reduce the calculation basis of such taxes.

•	IRPJ / CSLL – Deductibility of Losses in Credit Operations – R$ 556,518 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,145,150 (R$ 1,122,110 at 06/30/2016) (Note 12a). This value is derived basically from the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	06/30/2017	06/30/2016
Securities (basically financial treasury bills – Note 7b)	920,966	930,395
Deposits in guarantee	4,244,905	4,058,700

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

Provisions for contingencies in connection with lawsuits involving ITAÚ UNIBANCO HOLDING PRUDENTIAL are usually for the long term, taking into account the time it takes for the prosecution of these actions in the Brazilian judicial system. Accordingly, we did not disclose an estimate for the specific year when these lawsuits would be settled.

Pursuant to the position of its legal advisors, ITAÚ UNIBANCO HOLDING PRUDENTIAL is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.48

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING PRUDENTIAL adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law No. 5,854, of April 27, 2015 - Rio de Janeiro; Law No. 8,927, of October 22, 2015 and Decree-Law No. 26,624, of October 26, 2015 - Salvador; Law No. 18,181, of November 30, 2015 and Decree Law No. 29,275, of November 30, 2015 - Recife; Supplementary Law No. 95, of October 19, 2015 – Curitiba; Law No. 3,546, of December 18, 2015 – Salto; Law No. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either recognized or not, including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs in result was R$ 13,691, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.49

Note 12 - Breakdown of accounts

a)	Other sundry receivables

	06/30/2017	06/30/2016
Social contribution for offset (Note 13b I)	632,447	638,235
Taxes and contributions for offsetting	6,576,583	4,874,650
Escrow deposits for foreign fund raising program	526,499	1,352,720
Receivables from reimbursement of contingent liabilities (Note 11c)	1,145,150	1,122,110
Receivables from reimbursement of contingent liabilities	2,257,103	2,156,482
(Allowance for loan losses)	(1,111,953)	(1,034,372)
Sundry domestic debtors	1,363,489	1,834,622
Premiums from loan operations	568,291	1,212,676
Sundry foreign debtors	2,361,817	2,459,177
Retirement plan assets (Note 18)	1,088,301	2,246,088
Recoverable payments	32,520	43,484
Salary advances	290,008	297,008
Amounts receivable from related companies	109,516	129,178
Operations without credit granting characteristics	2,490,764	1,548,336
Securities and credits receivable	3,092,179	1,908,107
(Allowance for loan losses)	(601,415)	(359,771)
Other	462,931	528,701
Total	17,648,316	18,293,943

b)	Prepaid expenses

	06/30/2017	06/30/2016
Commissions (*)	663,790	1,114,418
Related to vehicle financing	66,809	106,283
Linked to Payroll Advance Loans	437,779	858,469
Other	159,202	149,666
Advertising	334,075	311,033
Other	1,065,469	989,942
Total	2,063,334	2,415,393

(*)	In the first half of 2017, the impact on income from commissions from local correspondents, as described in Note 4g, was R$ 192,496 (R$ 158,462 at 06/30/2016).

c)	Other sundry liabilities

	06/30/2017	06/30/2016
Provisions for sundry payments	2,334,154	2,657,909
Personnel provision	1,698,487	1,629,644
Sundry creditors - local	2,486,461	1,645,210
Sundry creditors - foreign	3,997,022	3,784,544
Liabilities for official agreements and rendering of payment services	816,584	1,154,754
Creditors of funds to be released	757,374	1,009,696
Funds from consortia participants	158,781	107,750
Provision for Retirement Plan Benefits (Note 18)	780,321	691,552
Provision financial guarantees provided (Note 8c)	1,884,402	879,029
Liabilities from transactions related to credit assignments (Note 8f)	5,339,686	5,577,124
Liabilities from sales operations or transfer of financial assets	37,443	38,615
Minority interest of investment funds	5,041,409	4,018,490
Other	275,596	428,338
Total	25,607,720	23,622,655

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.50

d)	Banking service fees

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Asset management	2,439,397	2,106,067
Funds management fees	2,128,987	1,765,996
Consortia management fees	310,410	340,071
Current account services	397,161	405,047
Credit cards - Relationship with stores	5,080,410	5,025,250
Sureties and credits granted	1,272,719	1,191,459
Loan operations	520,034	491,897
Guarantees provided	752,685	699,562
Receipt services	813,983	765,320
Collection fees	684,092	645,709
Collection services	129,891	119,611
Other	1,413,156	1,484,914
Custody services and management of portfolio	197,933	177,434
Economic and financial advisory	308,745	249,242
Foreign exchange services	57,661	44,612
Other services	848,817	1,013,626
Total	11,416,826	10,978,057

e)	Income from bank charges

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Loan operations/registration	445,613	400,435
Credit cards – annual fees and other services	1,740,554	1,552,130
Deposit account	96,429	77,507
Transfer of funds	139,163	104,505
Income from securities brokerage	298,566	183,061
Service package fees	3,024,646	2,832,375
Total	5,744,971	5,150,013

f)	Personnel expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Compensation	(4,096,205)	(3,555,886)
Charges	(1,378,953)	(1,237,647)
Welfare benefits (Note 18)	(1,644,054)	(1,392,508)
Training	(98,689)	(73,281)
Labor claims and termination of employees (Note 11b)	(1,322,406)	(1,298,091)
Stock Option Plan	(100,043)	(175,709)
Total	(8,640,350)	(7,733,122)
Employees’ profit sharing	(1,558,736)	(1,505,999)
Total including employees’ profit sharing	(10,199,086)	(9,239,121)

g)	Other administrative expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Data processing and telecommunications	(1,977,153)	(1,888,181)
Depreciation and amortization	(1,075,131)	(1,070,388)
Installations	(1,650,217)	(1,593,786)
Third-party services	(2,023,254)	(2,098,619)
Financial system services	(383,528)	(357,630)
Advertising, promotions and publication	(499,581)	(431,172)
Transportation	(165,693)	(198,141)
Materials	(154,526)	(138,499)
Security	(363,192)	(357,591)
Travel expenses	(95,506)	(86,163)
Other	(570,352)	(501,546)
Total	(8,958,133)	(8,721,716)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.51

h)	Other operating revenue

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Reversal of operating provisions	38,312	19,307
Recovery of charges and expenses	65,078	62,266
Program for Settlement or Installment Payment of Federal (Note 11e)	-	11,443
Other	368,711	273,999
Total	472,101	367,015

i)	Other operating expenses

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Provision for contingencies (Note 11b)	(550,852)	(691,173)
Civil lawsuits	(594,946)	(561,956)
Tax and social security contributions	30,469	(142,266)
Other	13,625	13,049
Selling - credit cards	(1,665,527)	(1,427,333)
Claims	(149,642)	(132,026)
Refund of interbank costs	(152,161)	(141,598)
Amortization of goodwill on investments and acquisition	(1,551,700)	(1,265,701)
Other	(1,018,610)	(867,382)
Total	(5,088,492)	(4,525,213)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.52

Note 13 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation of income tax and social contribution:

Due on operations for the period	01/01 to 06/30/2017	01/01 to 06/30/2016

Income before income tax and social contribution	14,896,631	20,235,597
Charges (income tax and social contribution) at the rates in effect (Note 4n)	(6,703,484)	(9,106,019)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	725,778	(1,061,398)
Foreign exchange variation on investments abroad	280,446	(3,957,175)
Interest on capital	1,919,395	1,164,539
Dividends and interest on external debt bonds	219,925	174,573
Other nondeductible expenses net of non taxable income (*)	1,374,249	10,124,149
Income tax and social contribution expenses	(2,183,691)	(2,661,331)
Related to temporary differences
Increase (reversal) for the period	(1,369,529)	(8,147,464)
Increase (reversal) of prior periods	(14,525)	187
(Expenses)/Income from deferred taxes	(1,384,054)	(8,147,277)
Total income tax and social contribution expenses	(3,567,745)	(10,808,608)

(*)	Includes temporary (additions) and exclusions.

II -	Composition of tax expenses:

	01/01 to	01/01 to
	06/30/2017	06/30/2016
PIS and COFINS	(2,425,704)	(3,369,962)
ISS	(523,756)	(497,810)
Other	(296,213)	(339,553)
Total (Note 4n)	(3,245,673)	(4,207,325)

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING PRUDENTIAL carries out derivative transactions in foreign currency (hedge), as mentioned in Note 21b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.53

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	06/30/2016	06/30/2017	12/31/2016	Realization / Reversal	Increase	06/30/2017	06/30/2016

Reflected in income and expense accounts			49,832,699	(7,439,028)	6,830,194	49,223,865	50,969,997
Related to income tax and social contribution loss carryforwards			5,479,894	(393,467)	1,627,576	6,714,003	6,000,822
Related to disbursed provisions			29,342,552	(4,568,648)	2,762,671	27,536,575	30,672,447
Allowance for loan losses			26,689,256	(4,302,209)	2,269,798	24,656,845	27,221,657
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			95,347	(95,347)	219,240	219,240	1,224,718
Allowance for real estate			181,931	(109,792)	67,814	139,953	191,879
Goodwill on purchase of investments			316,026	(49,724)	45,730	312,032	362,443
Other			2,059,992	(11,576)	160,089	2,208,505	1,671,750
Related to non-disbursed provisions (1)	36,989,599	38,878,709	15,010,253	(2,476,913)	2,439,947	14,973,287	14,296,728
Related to the operation	26,765,950	28,184,517	10,834,393	(2,476,913)	2,087,284	10,444,764	10,207,268
Provision for contingent liabilities	14,438,567	13,956,695	5,410,156	392,452	19,256	5,821,864	5,257,928
Civil lawsuits	5,093,596	4,777,325	1,929,649	(5,159)	17,857	1,942,347	2,058,214
Labor claims	6,095,618	5,417,019	2,099,859	494,786	(398,317)	2,196,328	1,900,430
Tax and social security contributions	3,237,802	3,732,559	1,377,116	(97,175)	399,711	1,679,652	1,295,121
Other	11,551	29,792	3,532	-	5	3,537	4,163
Adjustments of operations carried out on the futures settlement market	1,321,127	1,282,467	537,938	(19,447)	21,862	540,353	553,162
Legal obligation - tax and social security contributions	2,133,609	2,288,789	396,170	(238,774)	86,844	244,240	548,730
Other non-deductible provisions	8,872,647	10,656,566	4,490,129	(2,611,144)	1,959,322	3,838,307	3,847,448
Related to Additional Provisions in Relation to the Minimum Required Not Disbursed – Loan Losses, including Financial Guarantees Provided.	10,223,649	10,694,192	4,175,860	-	352,663	4,528,523	4,089,460
Provision for Financial Guarantees Provided (Note 8c)(2)	879,029	1,884,402	650,450	-	197,531	847,981	395,563
Additional allowance	9,344,620	8,809,790	3,525,410	-	155,132	3,680,542	3,693,897
Reflected in stockholders’ equity accounts			1,568,476	(241,662)	264,543	1,591,357	1,392,567
Adjustment to market value of available-for-sale securities	1,929,568	868,827	625,293	(241,662)	-	383,631	825,385
Provision for retirement plan benefits	-	16,564	-	-	7,454	7,454	-
Cash flow hedge	1,260,405	2,667,273	943,183	-	257,089	1,200,272	567,182

Total (3)	40,179,572	42,431,373	51,401,175	(7,680,690)	7,094,737	50,815,222	52,362,564

Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158- 35 of August 24, 2001			637,311	(4,864)	-	632,447	638,235

(1)	From a financial point of view, rather than recording the provision of R$ 38,878,709 (R$ 36,989,599 at 06/30/2016) and deferred tax assets of R$ 15,623,737 (R$ 14,296,728 at 06/30/2016), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 50,815,222 (R$ 52,362,564 at 06/30/2016) to R$ 35,191,485 (R$ 38,065,836 at 06/30/2016).
(2)	Refers to the recognition of tax credits in the amount of R$ 180,738 resulting from the initial application of CMN Resolution No. 4512/16, recorded in retained earnings (accumulated losses), in equity.
(3)	The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution No. 4,441/15 and pursuant to Circular 3,776/15.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.54

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2016	Realization / Reversal	Increase	06/30/2017	06/30/2016
Reflected in income and expense accounts	12,446,087	(8,326,960)	9,145,962	13,265,089	12,154,105
Depreciation in excess – leasing	935,600	(90,975)	-	844,625	1,211,252
Restatement of escrow deposits and contingent liabilities	1,103,511	(48,878)	85,198	1,139,831	1,116,468
Provision for pension plan benefits	126,312	-	38,183	164,495	309,280
Adjustment to market value of securities and derivative financial instruments	8,178,341	(8,178,342)	8,263,978	8,263,977	7,944,419
Adjustments of operations carried out on the futures settlement market	1,210,342	-	379,053	1,589,395	571,965
Taxation of results abroad – capital gains	-	-	80	80	-
Other	891,981	(8,765)	379,470	1,262,686	1,000,721
Reflected in stockholders’ equity accounts	332,515	(320,889)	43	11,669	391,986
Adjustment to market value of available-for-sale securities	298,043	(295,368)	43	2,718	4,380
Provision for pension plan benefits (*)	34,472	(25,521)	-	8,951	387,606
Total	12,778,602	(8,647,849)	9,146,005	13,276,758	12,546,091

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 18).

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.55

III - The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2017, are:

	Deferred tax assets								Provision for
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	deferred income tax and social contribution	%	Net deferred taxes	%
2017	17,561,462	40%	253,512	4%	17,814,974	35%	27,463	4%	(1,462,938)	11%	16,379,499	43%
2018	12,497,366	28%	1,424,760	21%	13,922,126	28%	61,898	10%	(460,775)	3%	13,523,249	35%
2019	4,753,155	11%	435,513	7%	5,188,668	10%	101,926	16%	(1,951,667)	15%	3,338,927	9%
2020	1,933,913	4%	611,634	9%	2,545,547	5%	55,314	9%	(3,502,961)	26%	(902,100)	-3%
2021	1,111,855	3%	1,075,059	16%	2,186,914	4%	58,031	9%	(867,306)	7%	1,377,639	4%
after 2021	6,243,469	14%	2,913,524	43%	9,156,993	18%	327,815	52%	(5,031,111)	38%	4,453,697	12%
Total	44,101,220	100%	6,714,002	100%	50,815,222	100%	632,447	100%	(13,276,758)	100%	38,170,911	100%
Present value (*)	40,949,564		5,672,704		46,622,268		533,665		(11,563,345)		35,592,588

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV-	Considering the temporary effects introduced by Law No. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 06/30/2017 and 06/30/2016, there are no unrecognized tax credits.

c)	Tax and social security contributions

	06/30/2017	06/30/2016
Legal liabilities – tax and social security (Note 11b)	3,940,136	3,606,025
Provision for deferred income tax and social contribution (Note 13b II)	13,276,758	12,546,091
Taxes and contributions on income payable	1,468,996	1,291,376
Taxes and contributions payable	1,735,281	1,545,730
Total	20,421,171	18,989,222

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	06/30/2017	06/30/2016
Taxes paid or provided for	7,811,240	8,920,734
Taxes withheld and collected from third parties	8,314,942	7,497,381
Total	16,126,182	16,418,115

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.56

Note 14 – Permanent Assets

a)	Investments

I)	Composition of investments

	Number of shares held				06/30/2017			06/30/2016
	Common	Preferred	Quotas	% Participation at 06/30/2017	Stockholders’ equity	Net income	Investment (1)	Equity in earnings (1)	Investment (1)	Equity in earnings (1)
Domestic							19,569,372	1,645,660	14,121,861	(2,237,741)
BSF Holding S.A (2a)	616,973,700	-	-	49.00%	1,978,969	116,230	1,149,815	52,429	1,270,800	100,503
Cia Itaú Capitalização	318,709	-	-	47.50%	784,633	195,260	372,702	92,723	253,875	78,461
Conectcar Soluções De Mobilidade Eletrônica S.A. (2b) (3)	169,860,500	-	-	50.00%	114,590	(17,840)	173,115	(8,920)	-	-
Credicard Promotora de Vendas Ltda. (4)	-	-	-	-	-	-	-	-	-	36,829
Facilita Promotora Ltda. (4)	-	-	-	-	-	-	-	-	-	16,696
Intrag Part Administração e Participações Ltda. (4)	-	-	-	-	-	-	-	-	-	53,882
Investimentos Bemge S.A.	675,541	1,376,635	-	86.81%	204,500	6,893	177,530	5,984	164,615	6,582
Itaú Administração Previdenciária Ltda.	-	-	538,571,667	100.00%	161,204	14,005	161,138	14,113	126,093	15,122
Itaú BBA Participações S.A.	548,954	1,097,907	-	100.00%	1,935,580	137,182	1,635,617	130,924	1,473,494	110,765
Itaú Participação Ltda.	-	-	90,000,000	100.00%	272,983	9,196	272,983	9,196	258,889	2,999
Itaú Vida e Previdência S.A.	304,663,062	-	-	34.33%	3,747,400	178,502	1,286,603	61,285	831,562	128,687
Itauseg Participações S.A.	5,071,251,017	-	-	100.00%	7,668,561	730,414	7,664,229	731,342	5,256,523	941,492
Itauseg Saúde S.A.	1,593,873,200	-	-	53.72%	859,693	89,008	461,826	47,815	402,822	(34,552)
ITB Holding Brasil Participações Ltda.(5)	-	-	3,976,472,348	100.00%	24,373,018	414,378	1,016,845	244,498	-	(3,860,014)
Marcep Corretagem de Seguros S.A.	151,575,196	11,397,744	-	48.13%	852,933	168,157	410,488	80,928	291,175	66,302
Provar Negócios de Varejo Ltda	-	-	304,624,820	100.00%	2,240,213	72,669	2,240,156	72,667	660,504	(11,342)
Recovery do Brasil Consultoria S.A.(2c)	23,394,027	-	-	96.00%	88,270	3,345	699,428	3,211	723,237	2,249
Trishop Promoção e Serviços Ltda. (4)	-	-	-	-	-	-	-	-	-	12,415
Unibanco Negócios Imobiliários Ltda. (6)	-	-	-	-	-	-	-	-	794,986	19,836
Other (7)							1,846,897	107,465	1,613,286	75,347
Foreign							2,321,785	38,908	3,455,174	(392,017)
BICSA Holdings Ltd. (8a)	-	-	330,860,746	100.00%	1,724,588	(20,290)	1,691,200	(18,403)	1,656,538	(326,493)
CorpBanca Corredora de Seguro S.A.	307,957,965	-	-	99.99%	50,921	18,131	50,916	18,129	93,404	9,089
IPI - Itaúsa Portugal Investimentos, SGPS Lda. (8b) (9)	-	-	-	-	-	-	-	-	83,697	1,732
Itaú Asesorías Financeiras S.A.	30,000	-	-	100%	22,689	6,502	22,686	6,501	84,866	5,764
Itaú Asia Securities LTD (8c) (10)	161,116,484	-	-	99.99%	69,681	(747)	69,681	(1,295)	-	-
Itaú Chile Administradora General de Fondos S.A.	9,999	-	-	99.99%	25,817	11,671	25,814	11,670	186,597	15,502
Itaú Chile Corredora de Seguros Ltda.	-	-	99	99.90%	38,627	23,030	38,587	23,007	274,384	26,533
Itaú Chile Holding, INC. (11)	-	-	-	-	-	-	-	-	-	3,471
Itaú Europa Luxembourg S.A.	9,767	-	-	100.00%	793,417	(6,200)	134,581	(43,059)	160,860	(6,814)
Jasper International Investiment LLC	42,487,620	-	-	100.00%	1,873	(48)	1,873	(48)	569,409	1,853
Unión Capital AFAP S.A.	148,966,409	-	-	100.00%	89,390	26,077	89,390	26,077	74,610	22,248
Other							197,057	16,329	270,809	(144,902)
Total							21,891,157	1,684,568	17,577,035	(2,629,758)

(1)	Investment amounts and net result of consolidated entities’ equity in earnings, in compliance with the provisions of BACEN Circular No. 3,701, of March 13, 2014.
(2)	At 06/30/2017 includes goodwill in the amount of a) R$ 180,120 (R$ 259,391 at 06/30/2016); b) R$ 115,820 and c) R$ 614,688 ( R$ 647,016 at 06/30/2016);
(3)	Companies was no longer consolidated as from that 01/31/2017, in compliance with the provisions of CVM Circular No. 4,517 of August 24, 2016.
(4)	Companies merged on May 31, 2016.
(5)	As a result of the inclusion of ITB Holding Ltd. in the Consolidated, the interest of ITB Holding Brasil Participações Ltda. at 06/30/2016 was indirectly eliminated as a whole.
(6)	Companies merged on November 30, 2016.
(7)	Includes equity in earnings not arising from net income.
(8)	Includes foreign exchange variation of a) R$ (R$ 365,281) at 06/30/2016 b) R$ 1,436 at 06/30/2016 c) (R$ 248) at 30/06/2017; For the other companies abroad, as from January 2017, exchange variation became part of the shareholders’ equity, in compliance with Resolution No. 4.524 of September 29, 2016;
(9)	Investment spun off on November 30, 2016 into ITB Holding Brasil Participações Ltda.;
(10)	Companies was no longer consolidated as from that 05/31/2017
(11)	Company liquidated on February 29, 2016.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.57

II)	Other investments

	06/30/2017	06/30/2016
Other investments	674,629	645,891
Shares and quotas	53,281	53,284
Investments through tax incentives	142,803	142,759
Equity securities	12,369	11,809
Other	466,176	438,039
(Allowance for loan losses)	(149,517)	(149,525)
Total	525,112	496,366
Equity - Other investments	6,309	4,368

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.58

b)	Fixed assets, goodwill and intangible assets

I)	Fixed assets

		Real Estate in Use (2) (3)		Other Fixed Assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total

Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	383,902	597,100	2,460,105	1,845,119	1,837,857	1,180,178	6,254,941	1,070,020	15,629,222
Acquisitions	108,498	350	304	43,140	8,962	42,259	121,953	44,975	370,441
Disposals	-	-	-	(17,627)	(989)	(6,066)	(160,549)	(11,858)	(197,089)
Exchange variation	34	354	5,415	3,800	26,745	(18,673)	(226)	2,209	19,658
Transfers	(293,574)	-	194,732	69,592	-	-	29,234	-	(16)
Other	-	(886)	(3,496)	8,119	(6,260)	(38,954)	(16,647)	(1,526)	(59,650)
Balance at 06/30/2017	198,860	596,918	2,657,060	1,952,143	1,866,315	1,158,744	6,228,706	1,103,820	15,762,566

Depreciation
Balance at 12/31/2016	-	-	(1,326,771)	(1,108,064)	(945,061)	(656,013)	(4,671,537)	(650,478)	(9,357,924)
Depreciation expenses	-	-	(31,297)	(105,528)	(75,159)	(52,369)	(329,079)	(52,485)	(645,917)
Disposals	-	-	-	14,461	324	2,544	146,504	11,429	175,262
Exchange variation	-	-	(1,252)	(3,744)	(16,171)	33,924	(15,835)	(2,391)	(5,469)
Other	-	-	1,371	(4,583)	1,731	11,647	37,338	2,324	49,828
Balance at 06/30/2017	-	-	(1,357,949)	(1,207,458)	(1,034,336)	(660,267)	(4,832,609)	(691,601)	(9,784,220)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions/ assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 06/30/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 06/30/2017	198,860	596,918	1,299,111	744,685	831,979	498,477	1,396,097	412,219	5,978,346
Balance at 06/30/2016	371,749	611,573	1,145,212	699,973	899,079	410,066	1,770,304	328,815	6,236,771

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 246,966, achievable by 2017.
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 11d).
(3)	Includes the amount of R$ 3,548 (R$ 4,068 at 06/30/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.59

II)	Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Amortization expenses	Disposals (*)	Balance at 06/30/2017	Balance at 06/30/2016

Goodwill (Notes 2b and 4j)	10 years	1,042,185	(125,426)	(121,916)	794,843	567,916

(*) Goodwill related to Conectar has not been consolidated since January 2017, in compliance with Bacen Resolution N. 4517, of August 24, 2016.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.60

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of (5) software	Development of software	Goodwill on Acquisition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,776,949	3,515,539	18,812,714	1,004,086	29,901,016
Acquisitions	148,301	-	340,804	64,953	-	-	554,058
Disposals	(176,702)	(8,246)	-	(10)	-	-	(184,958)
Exchange variation	-	4,084	(4,188)	-	165,214	11,678	176,788
Other	(12,760)	1,828	(29,406)	-	11,202	-	(29,136)
Balance at 06/30/2017	1,004,162	1,744,071	4,084,159	3,580,482	18,989,130	1,015,764	30,417,768

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,691,573)	(527,364)	(8,391,550)	(444,542)	(11,984,291)
Amortization expenses (3)	(111,993)	(151,516)	(221,368)	(192,941)	(1,338,693)	(14,905)	(2,031,416)
Disposals	158,099	8,246	-	10	-	-	166,355
Exchange variation	-	105,342	(5,898)	-	(23,415)	(18,661)	57,368
Other	-	(12,528)	2,842	-	(840)	-	(10,526)
Balance at 06/30/2017	(508,664)	(424,948)	(1,915,997)	(720,295)	(9,754,498)	(478,108)	(13,802,510)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(329,595)	-	-	(401,302)
Additions/ assumptions	-	-	-	(1,589)	-	-	(1,589)
Disposals	18,251	-	(47)	-	-	-	18,204
Balance at 06/30/2017	(277)	-	(53,226)	(331,184)	-	-	(384,687)

Book value
Balance at 06/30/2017	495,221	1,319,123	2,114,936	2,529,003	9,234,632	537,656	16,230,571
Balance at 06/30/2016	423,032	1,443,750	1,768,972	3,047,952	11,487,386	592,352	18,763,444

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 123,513, achievable by 2017.
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits.
(3)	Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4)	Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 12i).
(5)	Includes R$ (12,506) related to adjustment of the consolidation criteria.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.61

Note 15 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders` Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares held in treasury, without change to the capital stock, by capitalization amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 85,148,000 at 06/30/2016), of which R$ 66,257,941 (R$ 57,507,585 at 06/30/2016) refers to stockholders domiciled in the country and R$ 30,890,059 (R$ 27,640,415 at 06/30/2016) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 06/30/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 06/30/2017	3,332,400,080	1,156,937,300	4,489,337,380
Residents abroad at 06/30/2017	19,344,137	2,073,626,026	2,092,970,163
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	-	35,382,900	35,382,900	(1,282,092)
Exercised – granting of stock options	-	(13,207,357)	(13,207,357)	173,817
Disposals – stock option plan	-	(8,118,685)	(8,118,685)	419,563
Treasury shares at 06/30/2017 (1)	3,074	83,661,320	83,664,394	(2,571,065)
Outstanding shares at 06/30/2017	3,351,741,143	3,146,902,006	6,498,643,149
Outstanding shares at 06/30/2016 (2)	3,351,741,143	3,170,957,175	6,522,698,318

(1)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.
(2)	For better comparability, outstanding shares for the period ending on June 30, 2016 were adjusted to reflect the bonuses of September 23, 2016.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 06/30/2017:

Cost / Market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	36.23
Maximum	-	38.56
Treasury shares
Average cost	6.59	30.73
Market value	32.54	36.75

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.62

I - Calculation

Net income - Itaú Unibanco Holding Individual (BRGAAP)	10,743,116
Adjustments:
(-) Legal reserve	(537,156)
Dividend calculation basis	10,205,960
Mandatory dividend	2,551,490
Dividend – paid/provided for	4,937,601	48.4%

II – Payments / provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	488,585	-	488,585
Dividends - 5 monthly installments of R$ 0.015 per share paid in February to June 2017	488,585	-	488,585
Declared (recorded in other liabilities – Social and Statutory)	2,409,726	(346,821)	2,062,905
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/03/2017	97,584	-	97,584
Interest on capital - R$ 0.3558 per share, to be paid on 08/25/2017	2,312,142	(346,821)	1,965,321
Recorded in Revenue Reserves in Stockholders' Equity	2,568,329	(182,218)	2,386,111
Interest on capital - R$ 0.0432 per share, to be paid on 08/25/2017	280,588	(42,088)	238,500
Interest on capital - R$ 0.1438 per share, to be declared	934,196	(140,130)	794,066
Dividends - R$ 0.2083 per share, to be declared	1,353,545	-	1,353,545
Total from 01/01 to 06/30/2017 - R$ 0.7596 net per share	5,466,640	(529,039)	4,937,601
Total from 01/01 to 06/30/2016 - R$ 0.4291 net per share	2,899,190	(354,895)	2,544,295

c) Capital and revenue reserves

	06/30/2017	06/30/2016
Capital reserves	1,352,881	1,329,803
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638, Share-based instruments and Share-based payment	1,068,264	1,045,186
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	27,405,084	30,613,893
Legal	8,381,642	7,327,721
Statutory:	16,455,114	22,790,344
Dividends equalization (1)	7,546,957	9,721,065
Working capital increase (2)	4,064,819	5,728,184
Increase in capital of investees (3)	4,843,338	7,341,095
Unrealized profits (4)	2,568,328	495,828

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.
(4)	Refers to Interest on Capital declared after June 30 for each period, in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2017	01/01 to 06/30/2016	06/30/2017	06/30/2016
ITAÚ UNIBANCO HOLDING	10,743,116	8,938,277	120,679,258	113,911,760
Amortization of goodwill	50,375	254,770	(149,562)	(278,795)
Hedge of net investments in foreign operations	291,145	-	-	-
ITAÚ UNIBANCO HOLDING PRUDENTIAL	11,084,636	9,193,047	120,529,696	113,632,965

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.63

e)	Asset valuation adjustments

	06/30/2017	06/30/2016
Available-for-sale securities	(441,958)	(979,851)
Hedge cash flow	(1,593,130)	(796,341)
Remeasurements in liabilities of post-employment benefits	(890,989)	(235,893)
Foreign exchange variation on investments	120,873	-
Asset valuation adjustments	(2,805,204)	(2,012,085)

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	09/30/2017	09/30/2016	01/01 to 09/30/2017	01/01 to 09/30/2016

Itaú CorpBanca (Note 2c)	9,846,394	10,194,073	(33,562)	(14,985)
Itaú CorpBanca Colombia S.A. (Note 2c)	1,118,495	1,297,006	(21,637)	(15,032)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	453,957	489,750	(56,205)	(56,485)
Banco Itaú Consignado S.A. (Note 2c)	-	952,677	-	(36,719)
Luizacred S.A. Soc. Cred. Financiamento Investimento	306,196	274,819	(37,361)	(22,184)
Banco Investcred Unibanco S.A.	20,709	19,864	(591)	(659)
Other	37	13,136	(1)	631
Total	11,745,788	13,241,325	(149,357)	(145,433)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.64

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 06/30/2017, the accounting effect of the share-based payment in income was R$ (253,910) (R$ (312,916) from 01/01 to 06/30/2016).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco –União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date.

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.65

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value

Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-
Canceled / Forfeited (*)	(19,667)	38.90
Exercised	(5,684,306)	30.58	40.03
Closing balance at 06/30/2017	32,329,533	37.56
Options exercisable at the end of the period	32,329,533	37.56
Options outstanding but not exercisable
Range of exercise prices
Granting 2010-2011		21,71 - 41,09
Granting 2012		30.01
Weighted average of the remaining contractual life (in years)	1.48

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
		Weighted	Weighted
		average	average
	Quantity	Exercise price	Market value

Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(63,680)	31.10
Exercised	(732,273)	23.79	29.24
Closing balance at 06/30/2016	49,747,195	34.07
Options exercisable at the end of the period	35,149,321	35.66
Options outstanding but not exercisable	14,597,874	30.25
Range of exercise prices
Granting 2009-2010		25,49 - 41,41
Granting 2011-2012		21,71 - 40,45
Weighted average of the remaining contractual life (in years)	2.13

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.66

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 06/30/2017 (R$ 19.45 per share at 06/30/2016).

Law No. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(439,424)
Exercised	(7,523,051)
Balance at 06/30/2017	34,541,861
Weighted average of remaining contractual life (years)	2.86

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,389,821
Cancelled	(228,456)
Exercised	(8,881,995)
Balance at 06/30/2016	36,945,725
Weighted average of remaining contractual life (years)	3.04

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.67

III- Variable Compensation

The policy established in compliance with CMN Resolution No. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.25 per share at 06/30/2017 (R$ 21.96 per share at 06/30/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,501,063
Delivered	(12,048,631)
Cancelled	(139,157)
Balance at 06/30/2017	20,852,681

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,135,737)
Cancelled	(66,180)
Balance at 06/30/2016	24,546,118

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.68

Note 16 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING PRUDENTIAL;

•	The non-financial subsidiaries and associates of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A. and OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and / or its subsidiaries;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 21e to 21j; and

•	Domestic investments, specially: Itauseg Participações S.A., ITB Holding Brasil Participações, Intrag-Part Administração e Participações Ltda., Unibanco Negócios Imobiliários, Itaú Vida e Previdência, Cia. Itaú de Capitalização, BSF Holding S.A., Marcep Corretagem de Seguros S.A., Itaú Unibanco Servs. e Proc, de Inf. Comerciais Ltda. and Fináustria Ass., Adm., Serv. Crédito e Participações Ltda., and foreign investments ITB Holding Ltd., Jasper International Investment LLC and Itaú Chile Holding, INC.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.69

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING PRUDENTIAL
	Assets / (liabilities)		Revenue / (expense)
			01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Securities and derivative financial instruments - assets	-	-	118	2,352
Banco Itaú Chile	-	-	-	2,352
Afinco Madero	-	-	118	-
Foreign exchange portfolio - assets	612,793	584,088	9,207	1,295
Itaú Europa Luxembourg S.A.	612,793	-	9,207	1,120
Itaú BBA International PLC	-	584,088	-	-
Banco Itaú Chile	-	-	-	175
Deposits received under securities repurchase agreements	(2,497,256)	(1,522,748)	(117,458)	(110,192)
Itauseg Participações S.A.	(1,194,414)	(20,992)	(31,934)	(13,603)
ITB Holding Brasil Participações Ltda.	(5,088)	(27,282)	(514)	(25,699)
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	(112,815)	-	(7,123)
Duratex S.A.	(22,256)	(17,892)	(1,064)	(2,310)
Itaú Chile Corredora de Seguros Limitada	-	(259,677)	-	(1,980)
Itaú Rent Administração e Participações Ltda.	(213,233)	(120,309)	(11,297)	(5,309)
Marcep Corretagem de Seguros S.A.	(263,245)	(106,721)	(13,914)	(4,666)
Itaú-BBA Participações S.A.	(12,199)	(114,279)	(5,356)	(6,601)
Provar Negócios de Varejo Ltda.	(400,631)	(122,780)	(30,495)	(6,505)
Unibanco Negócios Imobiliários Ltda.	-	(121,629)	-	(3,162)
IGA Participações	(167,173)	(152,257)	(8,989)	(10,581)
Other (*)	(219,017)	(346,115)	(13,895)	(22,653)
Time deposits	(789,974)	(765,804)	(10,628)	(12,488)
Itauseg Participações S.A.	(28)	-	-	-
Itaú Chile Compañia de Seguros de Vida S.A.	(82,310)	(111,977)	(1,708)	(1,200)
IPI - Itaúsa Portugal Investimentos, SGPS Lda.	-	(168,858)	-	(682)
Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda.	(256,346)	(150,996)	-	(795)
Itaú Europa Luxembourg S.A.	(161,203)	(148,163)	(2,180)	(962)
Other	(290,087)	(185,810)	(6,740)	(8,849)
Derivative financial instruments - liabilities	-	-	-	(134)
Banco Itaú Chile	-	-	-	(134)
Foreign exchange portfolio - liabilities	(603,352)	(588,730)	-	(6,016)
Itaú Europa Luxembourg S.A.	(603,352)	(588,730)	-	-
Other	-	-	-	(6,016)
Amounts receivable from (payable to) related companies / Banking service fees (expenses)	(95,150)	(127,107)	219,082	322,467
Itaú Seguros S.A.	25,316	(10,967)	246,930	294,466
Itaú USA. Inc.	-	13,270	-	-
Fundação Itaú Unibanco - Previdência Complementar	(115,607)	(122,633)	23,156	21,022
Itaú Unibanco Serviços e Processamento de Informações Comerciais	-	-	-	(25,859)
Itaú Vida e Previdência S.A.	12,174	11,426	26,186	25,545
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A	-	-	(84,800)	-
Other	(17,033)	(18,203)	7,610	7,293
Rent revenues (expenses)	-	-	(150,127)	(145,934)
Itaú Rent Administração e Participações Ltda.	-	-	(68,928)	(77,671)
Fundação Itaú Unibanco - Previdência Complementar	-	-	(23,702)	(21,735)
Itaú Seguros S.A.	-	-	(19,601)	(17,186)
Other	-	-	(37,896)	(29,342)
Donation expenses	-	-	(40,477)	(16,500)
Instituto Itaú Cultural	-	-	(30,057)	(16,500)
Associação Itaú Viver Mais	-	-	(920)	-
Associação Cubo Coworking Itaú	-	-	(9,500)	-

(*) Corresponds to related parties with 22 directly-controlled subsidiaries, not included in Prudential Consolidated.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.70

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING PRUDENTIAL management members are as follows:

	01/01 to	01/01 to
	06/30/2017	06/30/2016
Compensation	207,855	168,645
Board of Directors	20,018	20,190
Management members	187,837	148,454
Profit sharing	94,893	88,509
Board of Directors	565	1,666
Management members	94,328	87,343
Contributions to pension plans	6,484	6,460
Board of Directors	114	116
Management members	6,370	6,344
Stock option plan – Management members	90,332	146,716
Total	399,564	410,330

Information related to the granting of the stock option plan, benefits to employees and post-employment benefits is detailed in Notes 15g II and 18, respectively.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.71

Note 17 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
							Stockholders’
	Book value		Market		Results		equity
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016

Interbank deposits	28,713,141	25,358,643	28,775,867	25,367,473	62,726	8,830	62,726	8,830
Securities and derivative financial instruments	218,032,869	213,851,049	218,778,452	213,390,973	(107,698)	(2,286,050)	745,583	(460,076)
Adjustment of available-for-sale securities					(391,628)	(1,286,883)	-	-
Adjustment of held-to-maturity securities					283,930	(999,167)	745,583	(460,076)
Loan, lease and other credit operations	442,457,681	459,483,891	449,450,431	464,314,416	6,992,750	4,830,525	6,992,750	4,830,525
Investments - B3	14,610	14,610	216,493	197,310	201,883	182,700	201,883	182,700
Funding and borrowing (2)	330,002,106	283,102,082	330,706,157	284,191,325	(704,051)	(1,089,243)	(704,051)	(1,089,243)
Subordinated debt (Note 10f)	52,104,210	60,282,082	53,144,832	60,966,964	(1,040,622)	(684,882)	(1,040,622)	(684,882)
Treasury shares	2,571,065	1,446,646	3,074,654	1,641,951	-	-	503,589	195,305

(1) This does not consider the corresponding tax effects.

(2) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.72

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in company B3 at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.73

Note 18 – Post-Employments Benefits

We present the policies adopted by ITAÚ UNIBANCO HOLDING PRUDENTIAL regarding benefits to employees, as well as the accounting procedures adopted.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Cost of current service	(34,472)	(30,714)	-	-	-	-	(34,472)	(30,714)
Net interest	(6,121)	(5,520)	37,937	119,569	(10,976)	(9,751)	20,840	104,298
Effects on asset ceiling	-	-	(42,431)	(63,525)	-	-	(42,431)	(63,525)
Benefits paid	-	-	-	-	7,701	6,514	7,701	6,514
Total Amounts Recognized	(40,593)	(36,234)	(4,494)	56,044	(3,275)	(3,237)	(48,362)	16,573

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 157,736 (R$ 163,277 from 01/01 to 06/30/2016), of which R$ 42,431 (R$ 63,525 from 01/01 to 06/30/2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
At the beginning of the period	(69,151)	(44,638)	(1,323,776)	(315,662)	(48,400)	(12,570)	(1,441,327)	(372,870)
Effects on asset ceiling	3,897	(13,613)	(3,191)	3,788	-	-	706	(9,825)
Remeasurements	(15,302)	14,125	(17,590)	(1,531)	-	-	(32,892)	12,594
Total Amounts Recognized	(80,556)	(44,126)	(1,344,557)	(313,405)	(48,400)	(12,570)	(1,473,513)	(370,101)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.74

a) Retirement plans

ITAÚ UNIBANCO HOLDING PRUDENTIAL and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 18c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

 (1) Defined benefit plan;

 (2) Variable contribution plan;

 (3) Defined contribution plan.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING PRUDENTIAL.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.75

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	06/30/2017	06/30/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Experience	Itaú Experience
	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables. The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.76

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.77

At June 30, 2017 and 2016, the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	06/30/2017	06/30/2016	06/30/2017	06/30/2016	2017 Target
Fixed income securities	15,960,720	12,676,141	94.65%	90.78%	53% to 100%
Variable income securities	199,754	589,410	1.18%	4.21%	0% to 20%
Structured investments	15,664	756	0.09%	0.01%	0% to 10%
Real estate	617,857	627,775	3.66%	4.50%	0% to 7%
Loans to participants	70,740	70,128	0.42%	0.50%	0% to 5%
Total	16,864,735	13,964,210	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING PRUDENTIAL, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 192,800 (R$ 489,279 at 06/30/2016) and real estate rented to Group companies, with a fair value of R$ 592,484 (R$ 601,323 at 06/30/2016).

Fair value - The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	06/30/2017	06/30/2016
1 - Net assets of the plans	16,864,735	13,964,210
2 - Actuarial liabilities	(13,931,205)	(11,974,712)
3- Surplus (1-2)	2,933,530	1,989,498
4- Asset restriction (*)	(3,157,451)	(2,268,267)
5 - Net amount recognized in the balance sheet (3-4)	(223,921)	(278,769)
Amount recognized in Assets (Note 12a)	332,000	230,735
Amount recognized in Liabilities (Note 12c)	(555,921)	(509,504)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with BACEN Resolution nº 4.424/15.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.78

V- Change in the net amount recognized in the balance sheet:

	06/30/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	16,520,045	(13,722,558)	2,797,487	(3,008,536)	(211,049)
Cost of current service	-	(34,472)	(34,472)	-	(34,472)
Net interest (1)	819,366	(671,771)	147,595	(153,716)	(6,121)
Benefits paid	(516,003)	516,003	-	-	-
Contributions of sponsor	35,106	-	35,106	-	35,106
Contributions of participants	6,438	-	6,438	-	6,438
Effects on asset ceiling	-	-	-	3,897	3,897
Exchange variation	634	3,387	4,021	-	4,021
Remeasurements (2) (3)	(851)	(21,794)	(22,645)	904	(21,741)
Value at end of the period	16,864,735	(13,931,205)	2,933,530	(3,157,451)	(223,921)

	06/30/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(30,714)	(30,714)	-	(30,714)
Net interest (1)	741,575	(626,297)	115,278	(120,798)	(5,520)
Benefits paid	(438,002)	438,002	-	-	-
Contributions of sponsor	31,684	-	31,684	-	31,684
Contributions of participants	6,766	-	6,766	-	6,766
Effects on asset ceiling	-	-	-	(13,613)	(13,613)
Balance arising from the merger with CorpBanca (note 2c)	-	(205,164)	(205,164)	-	(205,164)
Exchange variation	(11,214)	29,282	18,068	-	18,068
Remeasurements (2) (3)	-	7,359	7,359	-	7,359
Value at end of the period	13,964,210	(11,974,712)	1,989,498	(2,268,267)	(278,769)

 (1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.).

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate.

(3) The actual return on assets amounted to R$ 818,515 (R$ 741,575 at 06/30/2016).

During the period, contributions made totaled R$ 35,106 (R$ 31,684 from 01/01 to June 30, 2016) . The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING PRUDENTIAL is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated payment

2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect in actuarial liabilities of the plans (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70)%	234,589

 (*) Net of effects of asset ceiling

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.79

d) Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	06/30/2017			06/30/2016
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	1,285,334	(490,932)	794,402	2,226,880	(269,828)	1,957,052
Net interest	62,996	(25,059)	37,937	134,787	(15,218)	119,569
Contribution	(42,431)	-	(42,431)	(63,525)	-	(63,525)
Receivables allocation of funds (*)	(12,826)	-	(12,826)	-	-	-
Effects on asset ceiling	(14,980)	11,789	(3,191)	-	3,788	3,788
Remeasurements	(17,590)	-	(17,590)	(1,531)	-	(1,531)
Amount - end of the period (Note 12a)	1,260,503	(504,202)	756,301	2,296,611	(281,258)	2,015,353

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e) Other post-employment benefits

ITAÚ UNIBANCO HOLDING PRUDENTIAL do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING PRUDENTIAL as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING PRUDENTIAL are as follows:

I - Change in the net amount recognized in the balance sheet:

	06/30/2017	06/30/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(10,976)	(9,751)
Benefits paid	7,701	6,514
At the end of the period (Note 12c)	(224,400)	(182,048)

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 to 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 18c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.80

Note 19 – Information on foreign subsidiaries

	Foreign consolidated (*)
	06/30/2017	06/30/2016
Assets
Current assets and long-term receivables
Cash and cash equivalents	13,885,105	14,821,783
Interbank investments	23,419,671	20,311,365
Securities	108,662,306	106,815,222
Loan, lease and other credit operations	210,405,690	221,775,451
Foreign exchange portfolio	59,284,063	52,314,323
Other assets	12,626,879	19,309,312
Permanent assets	8,703,746	9,776,953
Total	436,987,460	445,124,409

Liabilities
Current and long-term liabilities
Deposits	138,488,851	143,645,238
Deposits received under securities repurchase agreements	20,268,873	19,273,725
Funds from acceptance and issuance of securities	38,552,385	31,522,306
Borrowing	40,035,310	49,842,406
Derivative financial instruments	8,349,978	14,991,789
Foreign exchange portfolio	59,375,754	52,334,548
Other liabilities	47,227,342	52,282,923
Deferred income	368,580	175,691
Non-controlling interests	1,118,531	1,310,143
Stockholders’ equity	83,201,856	79,745,640
Total	436,987,460	445,124,409

Statement of Income
Income from financial operations	9,080,425	10,796,491
Expenses of financial operations	(4,218,673)	(6,661,218)
Result of loan losses	(1,204,136)	(1,359,730)
Gross income from financial operations	3,657,616	2,775,543
Other operating revenues (expenses)	(1,907,173)	(1,715,580)
Operating income	1,750,443	1,059,963
Non-operating income	(14,289)	3,891
Income before taxes on income and profit sharing	1,736,154	1,063,854
Income tax	(57,655)	(239,124)
Statutory participation in income	(17,851)	(18,152)
Non-controlling interests	(21,639)	(14,400)
Net income (loss)	1,639,009	792,178

(*) Basically composed of subsidiaries Itaú Unibanco S.A. - Agencies Grand Cayman, New York, Nassau Branch, Itaú Unibanco Holding S.A - Agencie Grand Cayman, Itau Bank, Ltd., ITB Holding Ltd., Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco CorpBanca Colômbia S.A., Itaú CorpBanca and Banco Itaú Paraguay S.A.; only at 06/30/2016, Banco Itaú Chile.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.81

Note 20 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks. In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, stressing behaviors that will help people at every level of the organization to consciously assume and manage risks. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, irrespective of their position, area or function.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution No. 3,988, BACEN Circular No. 3,547, and BACEN Circular Letter No. 3.774.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	4.82

•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;
•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect.

It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices, among other indices related to risk factors.

Market risk management is the process through which the ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors and controls the risks of variations in financial instruments market values due to market changes, aimed at optimizing the risk-return ratio, by using an appropriate structure, alerts, models and adequate tools for management limits.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive the ITAÚ UNIBANCO HOLDING CONSOLIDATED strategy towards control and management of market risk of all business units and legal entities.

The document Public Access Report – Market Risk, that details the guidelines set out by the corporate guidelines on market risk control, which is not part of the financial statements, can be read on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The process for managing the market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted within the governance and hierarchy of corporate bodies and a framework of limits and warnings approved specifically for this purpose, covering different levels and classes of market risk (such as interest rate, and exchange variation risk, among others). This framework of limits and warnings ranges from the monitoring of risk aggregate indicators (portfolio level) to granular limits (individual desk level). The framework of market risk covers from the risk factor level, with specific limits aiming at improving the risk monitoring and understanding process, and at avoiding risk concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, markets complexity and volatility as well as the institution’s appetite for risk. Limits are monitored daily and excesses and potential violations are reported and discussed for each established limit:

•	Within one business day, for management of business units in charge and executives of the risk control area and business areas; and
•	Within one month, for proper corporate bodies.

Daily risk reports, used by the business and control departments, are issued for senior management. Additionally, the risk control and management process is submitted to periodic reviews for the purpose of keeping it in line with the best market practices and adherent to the ongoing improvement processes at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts follows the Board of Directors' guidelines and is approved by corporate bodies. The process to definite limit levels and violation reports follow the governance to approve the internal policies of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The information flow established aims at disseminating information to the several levels of executives of the institution, including the members of the Executive Board, by means of the Committees in charge of risk management. This limit and warning framework increases effectiveness and the control coverage is reviewed at least on an annual basis.

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The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED and the risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security. For that purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a structured reporting and information process and an information flow that provides input for the follow-up by corporate bodies and complies with the requirements of Brazilian and foreign regulatory agencies.

ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and maintaining the classification the transactions into the current exposure limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN Circular No. 3,354.

The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading.

The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Exposures to market risks inherent in the many different financial instruments, including derivatives, are broken down into a number of risk factors, primary market components for pricing. The main risk factors measured by ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rate variations, foreign-currency coupons and price-index coupons;
•	Currencies: the risk of losses from transactions subject to foreign exchange rate variation;
•	Shares: the risk of losses from transactions subject to share price variations;
•	Commodities: the risk of losses from transactions subject to commodity price variations.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators, such as interest rates and foreign exchange rates, and follow the governance and risk limits framework adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for market risk management.

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and

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•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At June 30, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 460.8 million (231.2 million at June 30, 2016). The growth in Total VaR Total noted as compared to the prior year was mainly due to the increase in the market volatility levels.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that establishes limits and mechanisms to mitigate risks, in addition to determining processes and instruments to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The purpose of the operational risk management is to support the institution in the decision-making process, always seeking to identify and assess risks correctly, create value for stockholders and to protect ITAÚ UNIBANCO HOLDING CONSOLIDATED’s assets and image. Accordingly, managers of the executive areas use corporate methods prepared and made available by the internal controls, compliance and operational risk area, so as to ensure the control environment quality and comply with internal guidelines and regulations in force.

Within the governance of the risk management process where periodically there are consolidated reports on risk monitoring, controls, action plans and operational losses presented to the executives of the business areas.

The document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates, simulating the behavior of cash flow under stress conditions, assessing and reporting risks inherent in new products and transactions and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING CONSOLIDATED companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, provision of collaterals and guarantees, and credit facilities contracted and not used. This process is conducted by means of corporate systems and proprietary applications developed and managed in-house.

ITAÚ UNIBANCO HOLDING CONSOLIDATED daily manages and controls liquidity risk through governance approved in superior committees, which establishes, among other activities, the adoption of minimum liquidity limits, sufficient to absorb possible cash losses in stress scenarios, measured by internal methodologies and regulatory methodology.

In compliance with Circular Letter n° 3.775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of october 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Second quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	185,287,400
Total potential cash outflows (3)	91,879,229
Liquidity Coverage Ratio (%)	201.7%

 (1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular No. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular No. 3.749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular No. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s insurance companies are related to the life insurance and elementary, pension plan and premium bonds. Therefore, ITAÚ UNIBANCO HOLDING CONSOLIDATED understands that the major risks inherent in these products are as follows:

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;

•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk in insurance operations.

The management process of insurance, pension plan and premium bonds risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them and focusing on the particularities of each risk, in accordance with the guidelines established by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING CONSOLIDATED’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities and operations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 21 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING PRUDENTIAL despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were:

	06/30/2017	06/30/2016
Permanent foreign investments	51,789,387	49,638,171
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(132,767,057)	(119,220,003)
Net foreign exchange position	(80,977,670)	(69,581,832)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment fund and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, manages the following types of funds privatization, fixed income, shares, open portfolio shares investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	06/30/2017	06/30/2016	06/30/2017	06/30/2016	06/30/2017	06/30/2016
Investment funds	744,126,220	628,197,809	744,126,220	628,197,809	5,457	2,295
Fixed income	697,800,209	588,013,049	697,800,209	588,013,049	5,092	1,925
Shares	46,326,011	40,184,760	46,326,011	40,184,760	365	370
Managed portfolios	348,723,629	289,518,597	254,034,099	206,996,263	17,932	16,874
Customers	189,748,713	162,782,951	135,361,058	115,817,066	17,850	16,810
Itaú Group	158,974,916	126,735,646	118,673,041	91,179,197	82	64
Total	1,092,849,849	917,716,406	998,160,319	835,194,072	23,389	19,169

 (*) Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.

d)	Consortia funds

	06/30/2017	06/30/2016
Monthly estimate of installments receivable from participants	170,205	161,155
Group liabilities by installments	10,926,164	11,111,381
Participants – assets to be delivered	9,194,682	9,587,002
Funds available for participants	1,695,177	1,587,614
(In units)
Number of managed groups	576	680
Number of current participants	384,808	401,934
Number of assets to be delivered to participants	137,993	162,846

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,334,814 (R$ 2,675,977 at 06/30/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 30,057 (R$ 16,500 from 01/01 to 06/30/2016) and the institute’s net assets totaled R$ 30,649 (R$ 30,271 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,655,380 (R$ 1,376,070 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 21,058 (R$ 18,746 at 06/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 920 and the association’s net assets totaled R$ 586 (R$ 861 at 06/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED PRUDENTIAL, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 06/30/2017 and 01/01 to 06/30/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 4,500 from 01/01 to 06/30/2016) and the association’s net assets totaled R$ 1,236 (R$ 1,856 at 06/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

k)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offsetting of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

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l)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING PRUDENTIAL entered, by means of its subsidiaries Itaú Unibanco S.A. and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (Citibank) for the acquisition of the retail activities carried out by Citibank in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in Cibrasec – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the Citibank conglomerate so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

The effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

This acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

m)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING PRUDENTIAL, through its subsidiary Itaú Unibanco S.A. (Itaú Unibanco), entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP Controle), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (Sellers), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP Holding), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP Holding and held by the Sellers in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (First Acquisition).

In addition to the First Acquisition, Itaú Unibanco undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP Holding (40.0% of common shares), based on a multiple (19 times) applied to XP Holding’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP Holding (49.9% of common shares), based on the fair market value of XP Holding at that time, being clear that the control of XP Group, including XP Investimentos, will continue with the shareholders of XP Controle, that will hold the majority of voting shares.

ITAÚ UNIBANCO HOLDING PRUDENTIAL will act as a minority partner and will not influence commercial and operating policies of XP Investimentos or of any other company belonging to XP Group.

The effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

This acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING PRUDENTIAL.

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Independent auditor's report on the consolidated financial statements of the Prudential Conglomerate

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. (the "Bank"), which comprise the consolidated balance sheet as at Jun 30, 2017 and the consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. These special purpose consolidated financial statements were prepared in accordance with specified procedures as established in Resolution 4,280, from October 31, 2013, issued by National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), described in Note 2 - "Presentation and consolidation of the financial statements".

In our opinion, the consolidated financial statements of the Prudential Conglomerate referred to above present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. as at Jun 30, 2017, and the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with the provisions for the preparation of consolidated financial statements of prudential conglomerates established by Resolution 4,280 of the CMN and supplementary regulations of BACEN, for the preparation of these special purpose consolidated financial statements, as described in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices" to the consolidated financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the consolidated financial statements”. We are independent of the Bank and of its subsidiaries in accordance with the ethical requirements established in the Accountant’s Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of matter - basis of preparation of the consolidated financial statements of the Prudential Conglomerate

Without modifying our opinion, we draw attention to the Note 2 - "Presentation and consolidation of the financial statements", which discloses the following information:

The consolidated financial statements of the Prudential Conglomerate were prepared by management to comply with the requirements of Resolution 4,280 of the CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements was prepared exclusively for the compliance with these specific requirements and, accordingly, may not be suitable for another purpose.

Others matters

Itaú Unibanco Holding S.A. prepared a set of parent company and consolidated financial statements for general purposes referring to the six-month period ended in Jun 30, 2017, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our independent auditor's report on those statements, dated July 31, 2017, was unmodified.

Other information accompanying the consolidated financial statements and the auditor's report

The Bank’s management is responsible for the other information, which comprise the Management Report.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	5.1

Our opinion on the consolidated financial statements does not cover the Management report, and we do not express any form of audit conclusion thereon.

In connection with the audit of the consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appear to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate of Itaú Unibanco Holding S.A. Conglomerate in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), whose main criteria and accounting policies are disclosed in the Notes 2 - "Presentation and consolidation of the financial statements" and 4 - "Summary of the main accounting practices", and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank's ability to continue as going concerns, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance in the Bank and its subsidiaries are responsible for overseeing the financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared in accordance with Resolution 4,280 of the National Monetary Council (CMN), and supplementary regulations of the Brazilian Central Bank (BACEN), as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that the audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, whereas the NBC TA 800 (Special Conditions – Audit Financial Statements in accordance with special purpose accounting conceptual structures), we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	5.2

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank's ability to continue as going concerns. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries to cease to continue as going concerns.

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Consolidated to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

São Paulo, August 24, 2017

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador CRC 1SP172940/O-6

Itaú Unibanco Holding S.A. – Demonstrações Contábeis Prudencial – 30 de Junho de 2017	5.3